SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A. INTERIM FINANCIAL STATEMENTS

Balance Sheets

As of September 30, 2013 and December 31, 2012

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2013	12/31/2012

Current assets
Cash and cash equivalents		4,835,170	8,974,320
Investment securities	4	612,489	476,607
Trade and other receivables		4,341,420	4,268,013
Inventories	5	2,586,540	2,466,341
Taxes receivable		102,755	116,498
Assets held for sale		-	4,086
		12,478,374	16,305,865

Non-current assets
Investment securities	4	242,556	249,379
Trade and other receivables		2,086,933	1,855,013
Deferred tax assets	6	1,737,679	1,428,180
Taxes receivable		10,843	12,316
Employee benefits		25,480	25,480
Investments in associates	7	20,903	24,012
Property, plant and equipment	8	13,086,251	12,351,284
Intangible assets		3,112,286	2,936,101
Goodwill	9	26,817,669	26,645,245
		47,140,600	45,527,010

Total assets		59,618,974	61,832,875

The accompanying notes are an integral part of these interim financial statements.

Balance Sheets (continued)

As of September 30, 2013 and December 31, 2012

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	09/30/2013	12/31/2012

Current liabilities
Trade and other payables		8,845,574	13,579,337
Interest-bearing loans and borrowings	10	897,854	837,772
Bank overdrafts		927	123
Income tax and social contribution payable		664,396	972,556
Provisions	11	136,029	137,452
		10,544,780	15,527,240

Non-current liabilities
Trade and other payables		3,412,771	3,063,988
Interest-bearing loans and borrowings	10	2,101,849	2,305,957
Deferred tax liabilities	6	1,547,059	1,367,708
Provisions	11	452,120	518,076
Employee benefits		1,874,796	1,780,908
		9,388,595	9,036,637

Total liabilities		19,933,375	24,563,877

Equity	12
Share capital		56,983,341	249,061
Reserves		56,820,858	51,649
Comprehensive income		(75,791,596)	24,905,890
Retained earnings		621,374	-
Equity attributable to equity holders of Ambev		38,633,977	25,206,600

Non-controlling interests		1,051,622	12,062,398

Total equity and liabilities		59,618,974	61,832,875

The accompanying notes are an integral part of these interim financial statements.

Income Statements

For the nine and three-month period ended September 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Net sales	14	23,738,542	22,097,139	8,462,603	8,036,022
Cost of sales		(8,123,597)	(7,371,094)	(2,834,847)	(2,667,728)
Gross profit		15,614,945	14,726,045	5,627,756	5,368,294

Sales and marketing expenses		(6,070,969)	(5,374,761)	(1,999,915)	(1,821,806)
Administrative expenses		(1,103,885)	(1,193,677)	(352,498)	(519,477)
Other operating income/(expenses)	15	1,018,498	559,246	394,301	251,529
Share of results of associates	7	5,677	91	3,892	32
Income from operations before special items		9,464,266	8,716,944	3,673,536	3,278,572

Special items	16	(13,175)	(36,410)	(6,930)	(9,636)
Income from operations		9,451,091	8,680,534	3,666,606	3,268,936

Finance cost	17	(1,476,929)	(1,150,867)	(680,502)	(550,711)
Finance income	17	473,961	520,160	185,364	185,188
Net finance cost		(1,002,968)	(630,707)	(495,138)	(365,523)

Income before income tax		8,448,123	8,049,827	3,171,468	2,903,413

Income tax expense	18	(1,844,648)	(1,362,794)	(832,466)	(420,058)
Net income		6,603,475	6,687,033	2,339,002	2,483,355

Attributable to:
Equity holders of Ambev		4,869,507	4,064,762	2,289,706	1,514,399
Non-controlling interests		1,733,968	2,622,271	49,296	968,956

Earnings per common share – (Basic and Diluted) (i)		0.50	0.42	0.24	0.16

(i) The information related to the earnings per share calculation of 2012 were restated to reflect the effect of capital contributions, as described in note 1 (c).

The accompanying notes are an integral part of these interim financial statements.

Statements of Comprehensive Income

For the nine and three-month period ended September 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month year ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Net income	6,603,475	6,687,033	2,339,002	2,483,355

Exchange differences on translation of foreign operations (gains/ (losses))	323,075	917,663	(2,589)	(13,601)
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	64,756	463,806	(1,192)	99,719
Removed from Equity and included in profit or loss	(134,951)	(236,168)	(62,006)	(24,627)
Deferred income tax variance in Equity and other changes	35,089	(79,536)	37,391	6,034
Total cash flow hedges	(35,106)	148,102	(25,807)	81,126
Actuarial gains and (losses)	89,767	(64,188)	1,347	(18,007)
Net income (loss) recognized directly in Equity	377,736	1,001,577	(27,049)	49,518

Total comprehensive income	6,981,211	7,688,610	2,311,953	2,532,873

Attributable to:
Equity holders of Ambev	5,155,099	4,886,005	2,256,922	1,703,534
Non-controlling interest	1,826,112	2,802,605	55,031	829,339

The accompanying notes are an integral part of these interim financial statements.

Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders
	Capital	Capital reserves	Net income reserve	Retained earnings	Comprehensive Income	Total	Non-controlling interest	Total equity

At January 1, 2013	249,061	-	51,649	-	676,497	977,207	-	977,207
Effects of changes in accounting standards	-	-	-	-	24,229,393	24,229,393	12,062,398	36,291,791
At January 1, 2013 adjusted	249,061	-	51,649	-	24,905,890	25,206,600	12,062,398	37,268,998

Net income	-	-	-	2,657,360	2,212,147	4,869,507	1,733,968	6,603,475
Other comprehensive income
Translation reserves - gains / (losses)					231,707	231,707	91,368	323,075
Cash flow hedges - gains / (losses)	-	-	-	-	(33,109)	(33,109)	(1,997)	(35,106)
Actuarial gain / (losses)	-	-	-	-	86,994	86,994	2,773	89,767
Total Comprehensive income	-	-	-	2,657,360	2,497,739	5,155,099	1,826,112	6,981,211
Shares issued	8,206,879	7,201,470	1,005,409	-	(16,413,758)	-	-	-
Stock swap merger	48,527,401	48,527,401	-	-	-	97,054,802	(97,054,802)	-
Adjust transaction with minority	-	-	-	-	(85,242,633)	(85,242,633)	85,242,633	-
Put option to acquire interest in a subsidiary	-	-	-	-	(60,007)	(60,007)	(16,459)	(76,466)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(217,511)	(217,511)	(227,826)	(445,337)
Dividends	-	-	(13,063)	(2,035,986)	-	(2,049,049)	(15,273)	(2,064,322)
Share-based payment	-	47,992	-	-	-	47,992	28,280	76,272
Others					(1,261,316)	(1,261,316)	(793,441)	(2,054,757)
At September 30, 2013	56,983,341	55,776,863	1,043,995	621,374	(75,791,596)	38,633,977	1,051,622	39,685,599

The accompanying notes are an integral part of these interim financial statements.

Interim Consolidated Statements of Changes in Equity (continued)

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders
	Capital	Capital reserves	Net income reserve	Retained earnings	Comprehensive Income	Total	Non-controlling interest	Total equity

At January 1, 2012	249,061	-	40,221	14,083	496,800	800,165	-	800,165
Effects of changes in accounting standards	-	-	-	-	22,287,926	22,287,926	9,980,087	32,268,013
At January 1, 2012 adjusted	249,061	-	40,221	14,083	22,784,726	23,088,091	9,980,087	33,068,178

Net income	-	-	-	13,081	4,051,681	4,064,762	2,622,271	6,687,033
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	769,052	769,052	148,611	917,663
Cash flow hedges - gains / (losses)	-	-	-	-	91,974	91,974	56,128	148,102
Actuarial gain / (losses)	-	-	-	-	(39,783)	(39,783)	(24,405)	(64,188)
Total Comprehensive income	-	-	-	13,081	4,872,924	4,886,005	2,802,605	7,688,610
Put option to acquire interest in a subsidiary	-	-	-	-	(1,224,193)	(1,224,193)	(754,082)	(1,978,275)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	101,435	101,435	922,773	1,024,208
Dividends	-	-	-	(48,751)	-	(48,751)	-	(48,751)
Share-based payment	-	58,940	-	-	-	58,940	36,306	95,246
Others	-	-	-	-	(2,093,639)	(2,093,639)	(1,283,096)	(3,376,735)
At September 30, 2012	249,061	58,940	40,221	(21,587)	24,441,253	24,767,888	11,704,593	36,472,481

The accompanying notes are an integral part of these interim financial statements.

Interim Cash Flow Statements

For the nine and three-month period ended  September 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Net income		6,603,475	6,687,033	2,339,002	2,483,355
Depreciation, amortization and impairment		1,572,819	1,406,431	534,875	508,551
Impairment losses on receivables and inventories		107,624	109,340	34,971	40,856
Additions/(reversals) in provisions and employee benefits		126,849	153,883	52,471	47,950
Net finance cost	17	1,002,968	630,707	495,138	365,523
Loss/(gain) on sale of property, plant and equipment and intangible assets		(17,135)	(3,734)	(14,566)	(10,988)
Equity-settled share-based payment expense	19	120,319	106,004	39,556	42,842
Income tax expense	18	1,844,648	1,362,794	832,466	420,058
Share of result of associates	7	(5,677)	(91)	(3,892)	(32)
Other non-cash items included in results		(137,923)	(151,083)	(63,696)	(42,516)
Cash flow from operating activities before changes in working capital and use of provisions		11,217,967	10,301,284	4,246,325	3,855,599

Decrease/(increase) in trade and other receivables		(312,173)	(421,888)	(260,315)	(581,816)
Decrease/(increase) in inventories		(193,834)	(190,239)	95,213	64,401
Increase/(decrease) in trade and other payables		(1,720,980)	(1,327,388)	603,314	1,024,043
Cash generated from operations		8,990,980	8,361,769	4,684,537	4,362,227

Interest paid		(357,039)	(318,697)	(195,836)	(185,831)
Interest received		537,811	402,091	351,136	53,838
Dividends received		3,081,819	315,817	2,861,515	(23,685)
Income tax paid		(2,344,282)	(1,491,175)	(445,971)	(571,881)
Cash flow from operating activities		9,909,289	7,269,805	7,255,381	3,634,668

Proceeds from sale of property, plant and equipment and intangible assets		64,779	39,900	37,590	28,067
Acquisition of property, plant and equipment and intangible assets	8	(2,358,088)	(1,959,436)	(1,057,993)	(965,662)
Acquisition of subsidiaries, net of cash acquired		(245,007)	(2,513,051)	(75,571)	(59,749)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(170,956)	(415,574)	(135,956)	(371,787)
Net proceeds/(acquisition) of other assets		(1)	(16,429)	-	(3,459)
Cash flow from investing activities		(2,709,273)	(4,864,590)	(1,231,930)	(1,372,590)

Advances for future capital increase		-	-	-	(170,485)
Capital increase of non-controlling interest		160,344	199,703	7,471	173,367
Proceeds/repurchase of treasury shares	12	(8,920)	(20,230)	-	-
Proceeds from borrowings		191,816	1,128,696	(92,479)	479,406
Repayment of borrowings		(729,802)	(2,907,617)	(79,952)	(1,588,942)
Cash net of finance costs other than interests		(998,283)	(449,521)	(736,739)	(306,251)
Payment of finance lease liabilities		(1,086)	(5,027)	(329)	(921)
Dividends (paid) / received		(10,107,577)	(4,156,847)	(4,912,576)	(1,286,160)
Cash flow from financing activities		(11,493,508)	(6,210,843)	(5,814,604)	(2,699,986)

Net increase/(decrease) in cash and cash equivalents		(4,293,492)	(3,805,628)	208,847	(437,908)
Cash and cash equivalents less bank overdrafts at begin of period		8,974,197	8,145,695	4,482,175	4,963,779
Effect of exchange rate fluctuations		153,538	217,530	143,221	31,726
Cash and cash equivalents less bank overdrafts at end of period		4,834,243	4,557,597	4,834,243	4,557,597

  The accompanying notes are an integral part of these interim financial statements.

Notes to the interim financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting policies
4	Investment securities
5	Inventories
6	Deferred income tax and social contribution
7	Property, plant and equipment
8	Goodwill
9	Interest-bearing loans and borrowings
10	Provisions
11	Changes in equity
12	Segment reporting
13	Net sales
14	Other operating income/(expenses)
15	Special items
16	Finance cost and income
17	Income tax and social contribution
18	Share-based payments
19	Financial instruments and risks
20	Collateral and contractual commitments with suppliers, advances from customers and other
21	Contingencies
22	Related parties
23	Events after the balance sheet date

1. CORPORATE INFORMATION

(a)     Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”) and its subsidiaries, headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The direct and ultimate parent company of the Company are InterBrew International B.V. (“IIBV”) and Anheuser-Busch InBev S.A./N.V. (“ABI”), respectively.

The interim financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) were approved by the Board of Directors on October 30, 2013.

(b)   Ambev corporate restructuring

On December 7, 2012, Companhia de Bebidas das Américas – Ambev (“Ambev”), announced  its intention, subject to shareholder approval, to execute a corporate restructuring aiming to convert Ambev’s dual-class capital structure comprised of voting common and non-voting preferred shares into a new single–class capital structure comprised exclusively of voting common shares (the “Stock Swap Merger”).

The proposed corporate restructuring objectives included simplifying Ambev´s corporate structure and improving its governance, increasing liquidity to the benefit of all shareholders, eliminating operational and administrative costs of the Company, and increasing flexibility to manage its capital structure.

On June 17, 2013, as a preliminary step to the corporate restructuring, the parent company ABI contributed, through its subsidiaries IIBV and AmBrew S.A. (“AmBrew”), all shares of Ambev to Ambev S.A. (“Contribution of Shares”).

On July 30, 2013, an Extraordinary General Meeting (“EGM”) approved the Stock Swap Merger, through which each Ambev common and preferred share, not owned by Ambev S.A., was exchanged for five new Ambev S.A. common shares.

For purposes of comparison to periods prior to the June 17, 2013 Contribution of Shares , these interim financial statements present the financial positions, results of operations and cash flows of Ambev S.A. and the Ambev equity interests held by ABI subsidiaries (that were transferred to Ambev S.A. pursuant to the Contribution of Shares), reflecting the purchase accounting adjustments recognized by ABI and a non-controlling interest(minorities) , for all periods prior to June 17, 2013 (Note 1(c) -  preparation after the Contribution of Shares and a summary and description of the adjustments that were made to the Ambev S.A. financial statements).

The organizational chart below illustrates the corporate structure modifications.

Contribution of Shares

Stock Swap Merger

The accounting entries booked in the controlling entity pursuant to the Contribution of Shares and the Stock Swap Merger are demonstrated in the Statements of Changes in Equity for the period ended September 30, 2013, in the “Shares issued” line, and counterpart in “Investments”.

(c)    Basis of presentation of Ambev S.A. accounting information before the Contribution of Shares on June 17, 2013 – Predecessor basis of accounting

Business combinations between entities under common control are not addressed by IFRS. Therefore, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, paragraph 11, Management has considered the requirements and guidance of standards and interpretations for similar analogous situations.

IFRS 3 – Business Combinations is the standard applicable to business combinations; however it explicitly excludes business combinations between entities under common control from its scope, and therefore cannot be applied.

IAS 8, paragraphs 10 and 11, in the absence of guidance on the Conceptual Framework for Financial Reporting,  indicates that Management may consider recent technical positions assumed by other accounting standard-setting bodies that use a similar conceptual framework to the IASB to develop accounting pronouncements, or other accounting literature and generally accepted accounting practices, to the extent these do not conflict with the sources described in IAS 8, paragraph 11.

The “predecessor basis of accounting” is an accounting alternative applied by generally accepted accounting practices in other countries including the United States and United Kingdom (“USGAAP” and “UKGAAP”), which allow the use predecessor basis of accounting in corporate restructurings and in other transactions between entities under common control.

Since ABI, the ultimate company of both Ambev S.A. and Ambev, held an interest in Ambev before and after the Contribution of Shares, Management elected the predecessor basis of accounting as the best accounting practice to represent the transaction.

The adoption of the predecessor basis of accounting, on a retrospective basis represents a change of accounting practice in accordance with IAS 8, paragraph 29. Therefore, its effects are being presented for all comparative periods presented.

The presentation of the accounting effects from the adoption of the Contribution of Shares in the periods prior to June 17, 2013 does not modify the corporate events through June 17, 2013. The accounting information up to this date is intended to provide financial statements users comparative information with historical accounting information as from June 17, 2013.

The accompanying Ambev S.A. Predecessor financial statements have been prepared to reflect:

•         the historical results of operations and financial position of Ambev (consolidated) and Ambev S.A. on a combined basis, adjusted to eliminate intercompany balances, transactions and unrealized gains and losses;

•         the effects of the initial acquisition of Ambev by ABI, which represent the ABI’s accounting basis for its current investment Ambev; and

•         a non-controlling interest for the equity interest in Ambev not owned by ABI, which has been determined based on its proportionate share of identifiable net investment and net income.

The Contribution of Shares is a combination of entities under common control. However, this contribution is being recognized in a consistent basis with the amounts recognized by the ultimate parent company or the highest level of common control where consolidated financial statements are prepared (ABI accounting basis). As such, the accompanying Ambev S.A. Predecessor financial statements include certain purchase accounting adjustments to reflect certain business combination adjustments recognized by ABI, the ultimate parent company, upon its business acquisition of Ambev in 2004 and subsequent additional investments.

Following these transactions, the accounting entries upon the adoption of the predecessor basis of accounting were as below:

	12/31/2012	12/31/2011

Ambev's equity	28,863,744	25,761,101
Contribution Shares	61.88%	61.88%
Investment in subsidiary amount	17,861,419	15,941,446

Investimento inicial em controlada a custo de aquisição	(249,663)	(249,663)
Derecognition of adjustment to market value of the initial share, net of income tax	(676,497)	(496,800)

Recognition of investment in subsidiary	16,935,259	15,194,983

Recognized goodwill amount in AB-I's consolidated financial statements	6,674,495	6,360,153
Adjust as fair value of fixed assets recorded in the financial statements of the ABI, net of income tax	619,639	732,790

Adjust ABI's base accounting	7,294,134	7,092,943

Adjustment for adoption of the accounting practice of the previous cost	24,229,393	22,287,926

Assigned in the Statement of Shareholders' Equity:
Held for sale securities adjustment	(676,497)	(496,800)
Reflex effects of other comprehensive income	(1,762,851)	-
Accounting adjustments for transactions between shareholders	26,668,741	22,784,726

The counterpart of the effects of the predecessor basis of accounting was recognized in Comprehensive Income. The effects of the corporate events were recognized in Capital and Reserves, with counterparts in Comprehensive Income, at the date of the Contribution of Shares.

The other reserves were also adjusted to reflect the corporate events which approved the Contribution of Shares. Thus, as from June 17, 2013, there is no difference between historical accounting information and predecessor accounting information.

The impact of the adjustments above in Ambev’s consolidated income statements are as follows:

	Nine-month period ended:		Three-month period ended:
	30/09/2013	30/09/2012	30/09/2013	30/09/2012
Ambev's net income	6,506,226	6,695,004	2,280,255	2,476,892
Shareholding after the Contribution of Shares	100.00%	61.88%	100.00%	61.88%
Recognition of investment in subsidiary	6,506,226	4,142,992	2,280,255	1,532,747

Share of results of associates after the contribution	(4,248,893)	-	(4,248,893)	-

Increase in depreciation and amortization	(68,463)	(138,350)	(35,242)	(90,560)
Deferred income taxes on the above adjustments	23,277	47,039	11,982	30,790
Adjust ABI's base accounting	(45,186)	(91,311)	(23,260)	(59,770)

Predecessor basis of accounting adjustment	2,212,147	4,051,681	(1,991,898)	1,472,977

The predecessor basis of accounting, as well as its presentation for comparative purposes, will not affect the determination of the minimum mandatory dividend. Therefore, the Company intends to adjust the calculation basis of the minimum mandatory dividend to delete any current and future impacts on net income resulting from the adoption of this accounting practice, related to the amortization/depreciation of surplus assets or even a possible impairment of goodwill.

(d)   Major corporate events in 2013:

Ambev announced to the market on December 7, 2012 its proposed corporate restructuring to transition its current dual stock capital structure (common shares and preferred shares) to a new, single stock capital structure comprised exclusively of voting Common shares. Ambev S.A. will hold all shares of Ambev.

On May 10, 2013, the Fiscal Council approved the proposal of the Board of Directors and recommended that the corporate restructuring proposal be submitted for approval at the EGM.

On June 17, 2013, as a preliminary step to the corporate restructuring, the parent company ABI contributed, through its subsidiaries AmBrew and IIBV, all shares of Ambev to Ambev S.A..

The EGM held on July 30, 2013, approved the following items with regards to the Stock Swap Merger:

(i) the Protocol and Justification, dated May 10, 2013, in connection with the Stock Swap Merger;

(ii) the Stock Swap Merger, in accordance with the Protocol and Justification, based on the economic value of the Ambev’s shares, calculated pursuant to their stock exchange trading price on April 26, 2013, it being noted that, as a result of the Stock Swap Merger, the Ambev’s shareholders received five Ambev S.A. Common shares for each Ambev Common or Preferred share exchanged, and holders of ADRs representing Common or Preferred shares of Ambev, received five Ambev S.A. ADRs for each Ambev ADR exchanged; and

(iii) the authorization for the subscription, by Management, of the shares to be issued by Ambev S.A. as a result of the Stock Swap Merger, as well as the execution of all other requirements necessary to implement the Stock Swap Merger.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with international financial reporting standards (“IFRS”) for the year ended December 31, 2012. To avoid duplication disclosures which are included in the annual financial statements of Ambev and Ambev S.A., these interim financial statements as of September 30, 2013 were not subject to full filling.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these combined financial statement are described below. These policies have been consistently applied in all the periods reported.

(a)   Basis of preparation and measurement

The Company’s interim financial statements have been prepared and are being presented in accordance with the IFRS as issued by the IASB that were effective as of September 30, 2013.

The interim financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis, being recognized in the period in which is realized if affects only that period, or recorded in current and future periods if the revision affects such periods.

Management believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of identifiable intangible assets acquired is based on an assessment of future cash flows discounted to present value. Impairment analyses of goodwill and of intangible assets with undefined useful lives are performed at least on a yearly basis, or whenever a triggering event has occurred, in order to determine whether the assets carrying amount exceeds its recoverable amount.

Management uses judgment to select a variety of methods to make assumptions about the fair value of financial instruments, including the discounted cash flow method, that are mainly based on market conditions at balance sheet date.

Actuarial assumptions are established to anticipate future events and are used for calculating pension and other post-retirement benefit expenses and other liabilities. The assumptions used are estimates of interest rates, expected return on plan assets, increase in health care costs, future salary increases, turnover rates, and longevity rates.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required for determining global income tax provision. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries are involved in tax audits and local inquiries usually in relation to prior years. In assessing the amount of any income tax provisions to be recognized in the financial statements estimates are made regarding the expected amount of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities for the period in which such determination is made.

(b)   Basis of consolidation

Subsidiaries

Subsidiaries are the entities (including special purpose entities) in which the Company has control. The Company controls an entity when it is exposed to or has rights to variable returns due to its involvement with the organization and is able to affect those returns through its power over the entity. Subsidiaries are totally consolidated as from the date in which control is transferred to the Company. Consolidation is interrupted as from the date control ceases.

Ambev S.A. uses the purchase method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by Ambev S.A.. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement when applicable. Costs related to the acquisition are recognized in income, as incurred. Assets, liabilities and contingent liabilities acquired in a business combination are measured initially at their fair values at the acquisition date. Ambev S.A. recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

The excess of the consideration transferred (added to the amounts of any non-controlling interest in the acquire, when applicable) over the fair value of the net assets acquired is recorded as goodwill. When the consideration transferred is less than the fair value of net assets acquired, the difference is recognized directly in income.

As described in Note 1, the Company adopted the predecessor basis of accounting to recognize its equity interest in Ambev, for all periods presented until June 17, 2013, the Contribution of Shares date.

Associates

Associates are those entities in which the Ambev S.A. has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

Jointly-controlled entities

As from January 1, 2013, in accordance with IFRS 11, Ambev S.A. has applied the equity method in replacement of proportional consolidation in joint ventures.

Joint operations continue to be proportionally consolidated.

Consolidation process

The financial statements of Ambev S.A subsidiaries, jointly-controlled entities and associates used in its consolidated financial statements are prepared for the same reporting period as Ambev S.A., using consistent accounting policies.

Associates are accounted for using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When associate’s share of losses exceeds the carrying amount of its investment, the carrying amount of the investment is reduced to nil.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Ambev S.A.’s interest in the entity. Unrealized losses are eliminated in the same manner as unrealized gains, however only to the extent that there is no indication of impairment.

As described in Note 1, the Company adopted the predecessor basis of accounting to recognize its equity interest in Ambev, for all periods presented until June 17, 2013, the Contribution of Shares date.

(c)    Foreign currency

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate		Average rate
Currency	Denomination	Country	09/30/2013	12/31/2012	09/30/2013	09/30/2012

CAD	Canadian Dollars	Canada	2.1648	2.0524	2.0626	1.8936
DOP	Dominican Peso	Dominican Republic	0.0524	0.0512	0.0512	0.0487
USD	American Dollar	Ecuador, Denmark, Luxembourg and malt operations in Argentina and Uruguay	2.2300	2.0435	2.1155	1.9003
GTQ	Guatemala´s Quetzal	Guatemala	0.2806	0.2586	0.2700	0.2437
PEN	Peruvian Sol	Peru	0.7994	0.8007	0.7936	0.7140
ARS	Argentinean Peso	Argentina	0.3850	0.4156	0.4060	0.4284
BOB	Bolivian Peso	Bolivia	0.3204	0.2936	0.3040	0.2730
PYG	Paraguayan Guarani	Paraguay	0.0005	0.0005	0.0005	0.0004
UYU	Uruguayan Peso	Uruguay	0.1011	0.1053	0.1060	0.0935
CLP	Chilean Peso	Chile	0.0044	0.0043	0.0043	0.0039

(d)   Conversion of the financial statements of subsidiaries located abroad

The items included in the financial statements of each subsidiary of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”).

The income statement and cash flows for these subsidiaries are translated at average exchange rates for the period and the changes in equity are translated at the historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Other comprehensive income.

Transactions and balances

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

Changes in fair value of securities in foreign currency which are classified as available for sale are separated as follows: (i) exchange rate changes related to the amortized cost of the security, recognized in the income statement,  and (ii) other changes in the carrying value of the security, recognized in equity.

The foreign exchange effects on non-monetary financial assets and liabilities are recognized in the income statement as part of the fair value gain or loss. The exchange rate effects on non-monetary financial assets such as investments in shares which are classified as available for sale are included in equity.

On consolidation, exchange differences arising from translation of equity in foreign operations and borrowings and other currency instruments designated as net investment hedges are recognized in “Other comprehensive income”.

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Functional and presentation currency

The functional and presentation currency of the Company financial statements is the Brazilian Real.

On January 1, 2013, there were prospective changes in the functional currency of certain non-significant malting operation in accordance with paragraph 35 of IAS 21 – The Effects of Changes in Foreign Exchange Rates.

(e)    Business combination between entities under common control

Business combinations between entities under common control have not been addressed by IFRS. IFRS 3 – Business Combinations is the pronouncement that shall be applied to business combinations, however it explicitly excludes business combinations between entities under common control from its scope.

Therefore, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, paragraph 11, Management has adopted an accounting practice which is consistent with USGAAP and UKGAAP, the predecessor basis of accounting.

Under the predecessor basis of accounting, when accounting for a transfer of assets or a swap of shares between entities under common control, the entity who receives the net assets or the equity interests shall initially record the assets and liabilities transferred at their book value at the transfer date. If the book values of assets and liabilities transferred are different from the historical cost of the controlling entity of the entities under common control, the financial statements of the acquirer shall reflect the assets and liabilities transferred at cost of the controlling entity of the entities under common control.

(f)    Intangible assets

Market assets from former distributors

The distribution assets are acquired from former distributors when the distribution of the products of the Company is made directly, and correspond substantially to rights on contracts with the points of sale and supply of master data information to the Company of such points of sale, including financial history and purchase profile.

Brands

When part of the consideration paid in a business combination is related to brands, these are recognized in a specific Intangible Assets account and measured at fair value at the acquisition date. Subsequently, the value of brands can be reduced in case of impairment losses (Note 3(n)). Internally generated expenditures for developing a brand are recognized as expenses.

Other intangible assets

Other intangible assets are stated at acquisition cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized.

(g)   Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly-controlled entities.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment at least annually, or whenever there are indications that the cash generating unit to which the goodwill has been allocated may be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the subsidiary or jointly-controlled entity to which it relates and translated to Reais  using the year-end exchange rate.

Regarding associate companies, goodwill is included in the carrying amount of the investment in the associate.

Goodwill includes the effects of the predecessor basis of accounting as described in Note 1.

(h)   Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

Items of property, plant and equipment, except for lands, are depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation is calculated from the date the asset is available for use.

The estimated useful lives of major property, plant and equipment classes as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
External use assets	2 - 5 years

The assets residual values and useful lives are regularly reviewed. Management uses judgment to assess and ascertain the useful lives of these assets.

Land is not depreciated since it is deemed to have an indefinite life.

Gains and losses on disposals are determined by comparing the results with the carrying amount and are recognized in Other operating income/(expenses) in the income statement.

Property, plant and equipment, and depreciation include the effects of the predecessor basis of accounting as described in Note 1.

(i)     Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned by the Company.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(j)     Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which the Company does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are  initially measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost. Subsequent changes in fair value are recognized directly in “Other comprehensive income”, except those related to impairment losses which are recognized in the income statement.

When the investment is sold, the unrealized gain or loss previously accumulated and carried directly in other comprehensive income is recognized in the income statement.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in Other comprehensive income, respectively. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on management's intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

Other investments

Other investments held by the Company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in Other comprehensive income. Impairment charges are recognized in the income statement.

(k)   Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct costs, gains and losses with derivative financial instruments, and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(l)     Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, no  significant losses in trade receivables have been experienced.

(m)   Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with a maturity up to three months with insignificant risk of changes in value, being the balance shown net of guaranteed account balances in the statement of cash flows.

(n)   Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each closing to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually at the business unit level (which is one level below the reportable segment) or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

Equity and Debt securities

The recoverable amount of the Company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

Intangible assets with indefinite useful life

Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

Other assets

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a discounted free cash flow approach, using a discount rate that reflects current valuation models of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before taxes that reflects current market assessments of the time value of money and the risks specific to the asset.

Reversal of impairment losses

Non-financial assets other than goodwill and equity investments classified as held for sale that had impairment are reviewed for possible reversal of the impairment at the date of presentation. Impairment losses on other assets are reversed if the increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o)   Assets held for sale

The Company classifies an asset as held for sale if its residual value will be recovered principally through a sale transaction rather than through continuing use. Immediately after classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement until the limit of the original carrying amount.

Assets classified as held for sale are not depreciated or amortized.

(p)   Present value of assets and liabilities

Monetary long term assets and liabilities are usually inflation-indexed, and thus adjusted to present value. The present value adjustment of monetary, short-term assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of recording and determining their relevance, the present value adjustment is calculated taking into account the contractual cash flows and interest rates applicable to the related assets and liabilities.

ICMS (Brazilian State value added tax) loans obtained in the context described in Note 3 (t) are recorded at present value since these are considered subsidized loans. The Company determined its average funding costs in the debt market as the appropriate discount rate for calculating the present value adjustment in this type of transaction. Upon funding, the present value adjustment related to the consideration is calculated and recorded in Other operating income, following the treatment for subsidies. Management reviews the discount rate used annually for new subsidized loans, by considering the prospective application of the weighted average rates prevailing at the moment.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

(q)   Dividends and Interest on shareholder’s equity

Dividends and Interest on shareholder’s equity are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the minimum statutory mandatory dividends which is recorded at the end of each fiscal year, in accordance with applicable law.

The expense related to the payments of interest on shareholder’s equity is recognized in income for Brazilian income and social contribution tax purposes, and reclassified to equity for presentation purposes in these financial statements.

(r)    Provisions

Provisions are recognized when: (i) the Company has a present legal obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase accruals are recognized as finance expense.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events. Such items may include but are not limited to, several claims, suits and actions filed by or against the Company relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters.

(s)    Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Argentina, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. The Company has no legal obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions of these plans are recognized as expense in the period they are incurred.

Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation and the fair value of the plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

When changes in the pension plan occurs, the past service costs are immediately recognized in the income statement, unless the changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

The Company recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the value of the economic benefit available to the Company either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. The bonus that is settled in shares are accounted for as share-based payments.

(t)     Share-based payments

Share and share option programs allow management and other members appointed by the Board of Directors to acquire shares of the Company. The Company adopted IFRS 2 Share-based Payment for all award programs granted after November 7, 2002 that had not vested by January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, equity is increased by the amount of the proceeds received.

(u)   Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings covered by a hedge structure (Note 10).

(v)   Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently at amortized cost.

(w) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in equity account or comprehensive income (except interest on shareholder’s equity. See Note 3(q)). Interest on shareholder’s equity is expensed to the income statement for Income Tax and Social Contribution calculation, when declared, and is then reclassified to equity for purposes of presentation of the financial statements.

The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred taxes are recognized using the balance sheet method. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 – Income Taxes prescribes that no deferred tax is recorded: (i) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss; and  (ii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

(x)   Revenue recognition

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts net of elimination of sales between group companies.

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to the Company.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and benefits inherent to the good are transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, the costs associated with the possible return of the products, and when there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration (price) received or receivable, net of returns, or commercial deductions and discounts.

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under “Other operating income” on a straight-line basis over the term of the lease. Royalty revenues from companies not included in the financial statements are also recognized in “Other operating income”, on an accrual basis.

Investment subsidy and government grants

The Company has benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These State programs are to promote long-term increases in employment, industrial decentralization, as well as complement and diversify the industrial states.

In the case of these States, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under the Company's control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time the Company meets its obligations under the program.

The Company does not use tax incentives granted by laws that have been declared unconstitutional by the Supreme Court.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the period that the dividend is declared.

(y)   Expenses

Royalty expenses

Royalties paid to companies that are not part of the Company financial statements are recognized as cost of goods sold.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, as well as any losses from hedge ineffectiveness.

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs, except when capitalized. The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. System development costs are expensed in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

(z)    Special items

Special items are those that in Management’s judgment need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to special items are principally restructuring activities, impairment losses, and gains or losses on disposal of assets and investments.

(aa)           Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss, (b) loans and receivables, (c) available for sale and (d) held to maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period (these are classified as non-current assets).

(c) Investments held to maturity

Investments held to maturity are financial assets acquired with the intention and financial ability to hold them in the portfolio until maturity.

 (d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets classified in this category or not classified in any of the categories above. Available-for-sale financial assets are classified as noncurrent assets, unless Management intends to dispose of the investment within 12 months of the end of the reporting period.

(ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset.

Financial assets measured at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. These financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred, in this case, when the Company has transferred substantially all risks and benefits of ownership. Financial assets measured at fair value through profit are subsequently carried at fair value. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement in the period in which they arise.

Loans and receivables are carried at amortized cost using the effective interest rate.

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

Available-for-sale financial assets are measured at fair value. Interest and inflation monetary adjustments are recognized in income, while changes in fair value are recognized in other comprehensive income, and are reclassified to income upon settlement of the instrument.

The fair values of investments with public quotations are based on current bid prices. If the market for a financial asset (and for unlisted securities on the stock exchange) is not active, the Company establishes fair value by using valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models making maximum use of information from the market and with the least possible information generated by the Company's management.

(iii) Impairment of financial assets

Management assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and an impairment loss is recorded only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(bb)          Derivative financial instruments

The Company uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Depending on whether cash flow, net investment or fair value hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, net investment or fair value hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge is determined to be effective.

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedge reserve). The ineffective part of any resulting gain or loss is recognized in the income statement.

When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk (hedged item) affects the income statement (e.g. when the variable interest expense is recognized).

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in other comprehensive income and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging items which are recorded as part of the net investment, are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in other comprehensive income, while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in other comprehensive income is transferred to the income statement (Note 20).

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company does not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

(cc) Segment reporting

Reportable segments  are identified based  on  internal reports regularly  reviewed  by the chief operating decision maker of the Company for  purposes of evaluating the performance of each segment  and  allocating resources to those segments. The appropriate segment presentation has been determined to be geographically based because the Company’s risks and rates of return are affected predominantly by its regional business areas. The Company’s management structure and internal reporting system to The Board of Directors reflect this basis.

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil, where we operate two business sub units: (i) beer and (ii) carbonated soft drinks (“CSD”); and (b) in Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua) and Guatemala (which also serves El Salvador and Nicaragua);

▪  Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru; and

▪  Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

(dd) Recently issued IFRS

IFRSs with effective application for annual periods beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements:

Provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements:

Replaces the current proportionate consolidation method by the equity method on joint ventures.

Joint operations continue to be proportionally consolidated.

IFRS 12 Disclosure of Interests in Other Entities:

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement:

Does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments, due to the revision, that caused the most significant impacts in the Company’s financial statements include:

  The profitability of plan assets will no longer be calculated through the concept of expected returns on assets. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

  Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized when the Company recognizes related restructuring or termination costs.

IAS 19 (Revised 2011) is effective for annual periods beginning on January 1, 2013 and requires retrospective application.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on Ambev’s consolidated financial statements upon initial application.

Other Standards, Interpretations and Amendments to Standards

The additional mandatory amendments with effective application for the financial year beginning on January 1, 2013 have not been listed because of either their non-applicability to or their immateriality to the Company.

4. INVESTMENT SECURITIES

	09/30/2013	12/31/2012
Current investments
Financial asset at fair value through profit or loss-held for trading	612,489	291,183
Equity securities available-for-sale	-	185,424
	612,489	476,607

Non-current investments
Equity securities available-for-sale	173,121	187,943
Debt held-to-maturity	69,435	61,436
	242,556	249,379

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with original maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement as of December, 31 2012 (Note 16).

Equity securities available-for-sale

The amount of R$173,121 (R$187,943 at December 31, 2012) classified in non-current assets as equity securities available-for-sale in the interim financial statements at September 30, 2013 is related to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev  the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset. As of September 30, the Company recorded in the income statement an impairment charge of R$30,333 against this investment, mainly as a result of the currency devaluation, registered as other financial cost (Note 16), which was partially offset by foreign exchange gain in the period.

The investment securities are disclosed in “investing activities” in cash flow statements.

5. INVENTORIES

	09/30/2013	12/31/2012

Finished goods	929,966	697,966
Work in progress	232,130	204,455
Raw material	1,039,394	1,195,153
Consumables	29,817	59,470
Spare parts and other	260,873	248,660
Prepayments	130,746	88,346
Impairment losses	(36,386)	(27,709)
	2,586,540	2,466,341

Losses on inventories recognized in the income statement amounted to R$67,378  as of September 30, 2013 (R$72,456 in September 30, 2012).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions the rates are as follow:

HILA-ex (Guatemala and Dominican republic)	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2013			12/31/2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	51,802	-	51,802	37,733	-	37,733
Derivatives	431,417	(4,509)	426,908	294,775	(171)	294,604
Inventories	136,726	(3,563)	133,163	115,053	(609)	114,444
Loss carryforwards	422,271	-	422,271	342,298	-	342,298
Tax credits for corporate restructuring	-	-	-	229,807	-	229,807
Employee benefits	526,085	(686)	525,399	523,724	-	523,724
Property, plant and equipment	26,109	(611,847)	(585,738)	27,647	(607,614)	(579,967)
Intangible assets	6,068	(601,322)	(595,254)	5,753	(610,295)	(604,542)
Goodwill	29,200	-	29,200	29,200	-	29,200
Trade and other payables	-	(691,382)	(691,382)	-	(413,921)	(413,921)
Interest-bearing loans and borrowings	331,795	-	331,795	120,068	(4,419)	115,649
Provisions	257,648	(7,193)	250,455	287,908	(6,103)	281,805
Interest on shareholder's equity	92,549	-	92,549	60,424	-	60,424
Partnership profit	-	(142,326)	(142,326)	-	(291,165)	(291,165)
Other items	-	(58,222)	(58,222)	-	(79,621)	(79,621)
Gross deferred tax assets / (liabilities)	2,311,670	(2,121,050)	190,620	2,074,390	(2,013,918)	60,472
Netting by taxable entity	(573,991)	573,991	-	(646,210)	646,210	-
Net deferred tax assets / (liabilities)	1,737,679	(1,547,059)	190,620	1,428,180	(1,367,708)	60,472

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September 30, 2013 the deferred tax assets related to combined tax losses has an expected utilization as follows:

	09/30/2013	12/31/2012
2013	148,995	40,755
2014	73,812	79,858
2015	70,155	48,064
Beyond 2016 (i)	129,309	173,621
	422,271	342,298

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$912,907 at September 30, 2013 (R$1.1 billion at December 31, 2012). The total unrecognized deferred tax assets related to tax losses carried forward for subsidiaries amount to R$228,520 at September 30, 2013 (R$331,151 at December 31, 2012) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the combined statement of financial position is detailed as follows:

Balance at December 31, 2012	60,472
Recognized in Income statement	(86,232)
Recognized in Equity	216,380
Balance at September 30, 2013	190,620

7. PROPERTY, PLANT AND EQUIPMENT

	09/30/2013					12/31/2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	5,024,644	15,668,981	2,828,671	1,601,520	25,123,816	21,886,121
Effect of movements in foreign exchange	29,007	122,884	19,887	(932)	170,846	582,016
Acquisitions through business combinations	-	-	-	2,590	2,590	721,862
Acquisitions	7,450	180,506	47,556	2,029,402	2,264,914	2,971,471
Disposals	(30,458)	(307,133)	(240,257)	-	(577,848)	(941,721)
Transfer to other asset categories	534,768	1,085,870	251,399	(1,977,412)	(105,375)	(97,833)
Others	91	219	(156)	-	154	1,900
Balance at end	5,565,502	16,751,327	2,907,100	1,655,168	26,879,097	25,123,816

Depreciation and Impairment
Balance at end of previous year	(1,622,244)	(9,160,168)	(1,990,120)	-	(12,772,532)	(11,510,633)
Effect of movements in foreign exchange	(17,714)	(105,190)	(13,953)	-	(136,857)	(378,608)
Depreciation	(131,742)	(1,022,557)	(238,322)	-	(1,392,621)	(1,732,110)
Impairment losses	-	(48,840)	-	-	(48,840)	(56,444)
Disposals	30,088	268,887	235,459	-	534,434	855,795
Transfer to other asset categories	242	14,176	8,256	-	22,674	46,139
Others	-	934	(38)	-	896	3,329
Balance at end	(1,741,370)	(10,052,758)	(1,998,718)	-	(13,792,846)	(12,772,532)
Carrying amount:
December 31, 2012	3,402,400	6,508,813	838,551	1,601,520	12,351,284	12,351,284
September 30, 2013	3,824,132	6,698,569	908,382	1,655,168	13,086,251

 Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalizes interest on loans, which is directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. The interest capitalization rate used is 6.36% per year (11.29% in 2012).

The Company leases plant and equipment, and fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$21,377 as of September 30, 2013 (R$47,772 as of December 31, 2012).

Contractual commitments to purchase property, plant and equipment amounted to R$195,817 as at September 30, 2013 (R$212,668 as at December 31, 2012).

8. GOODWILL

	09/30/2013	12/31/2012

Balance at the end of previous period	26,645,245	23,814,235
Effect of movements in foreign exchange	306,885	686,703
Acquisitions through business combinations and non-controlling interest (i)	124,246	2,144,307
Others	(258,707)	-
Balance at the end of period	26,817,669	26,645,245

(i) In 2012, the change refers mainly to the acquisition of CND as already presented in the annual financial statement.

The carrying amount of goodwill was allocated to the different cash generating units levels as follows:

	Functional Currency	09/30/2013	12/31/2012
LAN:
Brazil	BRL	17,320,895	17,424,879
Dominican Republic	DOP	2,313,169	2,321,116

LAS:
Argentina	ARS	969,889	1,046,781
Bolivia	BOB	788,799	722,831
Ecuador	USD	3,767	2,746
Chile	CLP	38,771	37,351
Paraguay	PYG	672,645	642,503
Peru	PEN	44,401	44,479
Uruguay	UYU	150,593	156,209

NA:
Canada Holding	BRL (i)	35,850	-
Canada Operational	CAD	4,478,890	4,246,350
		26,817,669	26,645,245

(i) The goodwill in the amount of R$14,414.448,  relating to Canada Operations, which was recorded in Ambev’s financial statements in relation to the acquisition of the Canadian operations from ABI in 2004 was reversed as part of the purchase accounting adjustments recorded to reflect the ABI accounting basis. The Canada Operation goodwill above reflects the goodwill recorded by ABI at the time such operations had been previously acquired by the ABI group.

Annual impairment testing

The cash-generating unit (“CGU”) to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested to check the need for reduction to the recoverable amount (impairment). The test is made comparing the book value of CGU (including the goodwill) with its recoverable value and must to be performed at least annually or always that there is indication that the CGU can be devalued.

As of September 30, 2013 the Company had not observed any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

This explanatory note disseminates contractual information on the position of loans and financing of the Company. The explanatory Note 19 - Financial instruments and risks publishes additional information with respect to exposure of the Company to the risks of interest rate and currency.

	09/30/2013	12/31/2012

Current liabilities
Secured bank loans	151,306	65,170
Unsecured bank loans	729,623	753,819
Other unsecured loans	16,060	17,200
Financial leasing	865	1,583
	897,854	837,772

Non-current liabilities
Secured bank loans	433,150	243,833
Unsecured bank loans	1,160,141	1,462,331
Debentures and unsecured bond issues	340,306	429,745
Other unsecured loans	148,565	151,493
Financial leasing	19,687	18,555
	2,101,849	2,305,957

Contract clauses (covenants)

 During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As of September  30, 2013 the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2012	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of September 30, 2013

Restructuring
Non-current restructuring	4,382	240	5,821	(5,201)	5,242

Contingencies
Civil	30,531	(931)	13,148	(17,350)	25,398
Taxes on sales	183,643	-	101,385	(153,713)	131,315
Income tax	150,868	1,959	3,876	(8,113)	148,590
Labor	180,133	(216)	160,733	(167,307)	173,343
Others	105,971	839	15,533	(18,082)	104,261
Total	651,146	1,651	294,675	(364,565)	582,907

Total provisions	655,528	1,891	300,496	(369,766)	588,149

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restructuring	5,242	4,743	499	-	-

Contingencies
Civil	25,398	5,889	6,122	12,474	913
Taxes on sales	131,315	37,409	29,469	60,044	4,393
Income tax	148,590	27,608	37,966	77,356	5,660
Labor	173,343	48,753	39,098	79,663	5,829
Others	104,261	11,627	29,070	59,230	4,334
Total	582,907	131,286	141,725	288,767	21,129

Total provisions	588,149	136,029	142,224	288,767	21,129

The expected settlement was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

Taxes on sales In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at September 30, 2013 are R$131,315 (R$183,643 at December 31, 2012).

Labor

The Company and its subsidiaries are involved in 4,182 thousand labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at September 30, 2013 was R$173,343 (R$180,133 at December 31, 2012).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in note 21.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)	09/30/2013	12/31/2012

	Common	Total
At the end of the previous year	249,061	249,061
Changes during the year	9,444,537	-
	9,693,598	249,061

(b) Capital reserves

	Capital reserves
	Share premium	Gain on shares issued	Others capital reserve	Share-based payments	Capital reserves

At January 1, 2013 adjusted	-	-	-	-	-

Shares issued	6,204,056	-	626,692	370,722	7,201,470
Stock swap merger	48,527,401	-	-	-	48,527,401
Share-based payment	-	-	-	47,992	47,992
At September 30, 2013	54,731,457	-	626,692	418,714	55,776,863

	Capital reserves
	Share premium	Gain on shares issued	Others capital reserve	Share-based payments	Capital reserves

At January 1, 2012 adjusted	-	-	-	-	-

Share-based payment	-	-	-	58,940	58,940
At September 30, 2012	-	-	-	58,940	58,940

 (b.1) Share-based payment

Different share-based payment programs and stock option plans allow the senior management acquires shares of the subsidiary Ambev.

The share-based payment reserve recorded a charge of R$120,319 and 104,229 at September 30, 2013 and 2012, respectively (Note 18 – Share-based payment).

(c) Net income reserve

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve

At January 1, 2013	-	4,456	-	47,193	51,649

Shares issued	-	-	1,005,409	-	1,005,409
Dividends	34,130	-	-	(47,193)	(13,063)
At September 30, 2013	34,130	4,456	1,005,409	-	1,043,995

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve

At January 1, 2012	-	2,132	-	38,089	40,221

At September 30, 2012	-	2,132	-	38,089	40,221

(c.1) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the projected business growth, set out in the investment plan of the Company.

(c.2) Statutory Reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which  cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretariats).

The Company does not make use of tax incentives that were declared unconstitutional by the Supreme Court.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2013, and are therefore not available as a basis for distribution of dividends, is composed of:

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during the period of 2013:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount

Ordinary General Meeting	03/01/2013	Dividends	03/11/2013	Common	0.0524	13,063
Board of Directors Meeting	08/30/2013	Dividends	09/27/2013	Common	0.1300	2,035,987
Ordinary General Meeting	03/01/2013	Interest on shareholder's equity	03/11/2013	Common	0.0443	11,037	(i)
						2,060,087

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Extraordinary General Meeting	04/05/2012	Dividends	04/11/2012	Common	0.0522	13,000	(i)
Ordinary General Meeting	04/30/2012	Dividends	09/14/2012	Common	0.0428	10,662
						23,662

 (i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2011.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed are designed to segregate the dividends to be distributed during the following fiscal year.

The dividends and additional dividends were initially allocated due to legal aspects based on Corporate Law.

(d) Comprehensive income

	Comprehensive Income
	Fair value adjustment on available-for-sale securities	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Accounting adjustments for transactions between shareholders	Comprehensive Income

At January 1, 2013	676,497	-	-	-	-	-	676,497
Effects of changes in accounting standards	(676,497)	240,214	53,798	(831,125)	(1,225,738)	26,668,741	24,229,393
At January 1, 2013 adjusted	-	240,214	53,798	(831,125)	(1,225,738)	26,668,741	24,905,890

Net income	-	-	-	-	-	2,212,147	2,212,147
Other comprehensive income
Translation reserves - gains / (losses)	-	231,707	-	-	-	-	231,707
Cash flow hedges - gains / (losses)	-	-	(33,109)	-	-	-	(33,109)
Actuarial gain / (losses)	-	-	-	86,994	-	-	86,994
Total Comprehensive income	-	231,707	(33,109)	86,994	-	2,212,147	2,497,739
Shares issued	-	-	-	-	-	(16,413,758)	(16,413,758)
Adjust transaction with minority	-	-	-	-	-	(85,242,633)	(85,242,633)
Put option to acquire interest in a subsidiary	-	-	-	-	(60,007)	-	(60,007)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	(217,511)	(217,511)
Others	-	-	-	-	-	(1,261,316)	(1,261,316)
At September 30, 2013	-	471,921	20,689	(744,131)	(1,285,745)	(74,254,330)	(75,791,596)

	Comprehensive Income
	Fair value adjustment on available-for-sale securities	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Accounting adjustments for transactions between shareholders	Comprehensive Income

At January 1, 2012	496,800	-	-	-	-	-	496,800
Effects of changes in accounting standards	(496,800)	-	-	-	-	22,784,726	22,287,926
At January 1, 2012 adjusted	-	-	-	-	-	22,784,726	22,784,726

Net income	-	-	-	-	-	4,051,681	4,051,681
Other comprehensive income
Translation reserves - gains / (losses)	-	769,052	-	-	-	-	769,052
Cash flow hedges - gains / (losses)	-	-	91,974	-	-	-	91,974
Actuarial gain / (losses)	-	-	-	(39,783)	-	-	(39,783)
Total Comprehensive income	-	769,052	91,974	(39,783)	-	4,051,681	4,872,924
Put option to acquire interest in a subsidiary	-	-	-	-	(1,224,193)	-	(1,224,193)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	-	101,435
Others	-	-	-	-	-	(2,093,639)	(2,093,639)
At September 30, 2012	-	769,052	91,974	(39,783)	(1,224,193)	24,742,768	24,441,253

(d.1) Fair value adjustment on available-for-sale securities

Ambev SA had, until the date of the Contribution of Shares, participation without significant influence on Ambev, which was classified as equity security available for sale and therefore valued at market value. As explained in note 1 (c) on the basis of presentation of the Ambev S.A. predecessor financial statements before the Contribution of Shares on June 17, 2013, the valuation of the stake in Ambev at market value was reversed to reflect the accounting basis of the predecessor cost.

 (d.2) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

(d.3) Cash flow hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19 - Financial instruments and risks).

(d.4) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

 (d.5) Put option of a subsidiary interest

As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On September 30, 2013 the put option held by ELJ is valued at approximately R$2.1 billion and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by Ambev. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 are presented as Note 19 - Financial instruments and risks.

(d.6) Accounting adjustments for transactions between shareholders

In transactions with shareholders of the same business, even when: held among people totally independent of each other, presenting valid economic basis and reflect normal market conditions, the applicable accounting standards and understand such transactions occurring within a single accounting entity. Thus, as determined by IAS 27 – Consolidated and Separate Financial Statements, in their items 30 and 31, any difference between the amount by which the share of non-controlling interests are accounted for and the fair value of the amount paid or received shall be recognized directly in equity net income attributable to controlling. Individual Statements should reflect the situation of individual subsidiary but considering of it is linked to the concept of the economic entity as a whole, including the equity of the Company and subsidiary, therefore they must be equal. Given this, even if the transaction was carried out between parties interest free and effective disbursement in the acquisition, it is necessary to adjust the accounting individual statements equivalent to the amount of the provision of goodwill matched against the equity of the entity, and it aligns it to the consolidated financial statements. The merger of shares of the minority shareholders of the subsidiary Companhia de Bebidas das Americas, the mentioned adjustment was proceeded recognizing the counterpart provision in the amount of goodwill in this account equity.

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev S.A. operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

As from January 1, 2013, the Company transferred management responsibility for Ecuador and Peru to the Latin America South Zone.  These countries were previously reported within the Latin America North Zone. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

(a) Reportable segments - For the nine-month periods ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	83,686	86,219	25,540	26,749	6,954	7,171	116,181	120,139

Net sales	15,844,671	14,973,126	4,709,895	4,124,575	3,183,976	2,999,438	23,738,542	22,097,139
Cost of sales	(5,324,332)	(4,837,503)	(1,877,304)	(1,690,567)	(921,961)	(843,024)	(8,123,597)	(7,371,094)
Gross profit	10,520,339	10,135,623	2,832,591	2,434,008	2,262,015	2,156,414	15,614,945	14,726,045
Sales and marketing expenses	(4,100,894)	(3,570,242)	(1,014,526)	(879,932)	(955,549)	(924,587)	(6,070,969)	(5,374,761)
Administrative expenses	(809,549)	(930,904)	(183,783)	(158,264)	(110,553)	(104,509)	(1,103,885)	(1,193,677)
Other operating income/(expenses)	1,033,709	558,381	(20,585)	(4,381)	5,374	5,246	1,018,498	559,246
Share of result of associates	4,454	-	-	-	1,223	91	5,677	91
Normalized income from operations (normalized EBIT)	6,648,059	6,192,858	1,613,697	1,391,431	1,202,510	1,132,655	9,464,266	8,716,944
Special items	(3,185)	(36,410)	(4,444)	-	(5,546)	-	(13,175)	(36,410)
Income from operations (EBIT)	6,644,874	6,156,448	1,609,253	1,391,431	1,196,964	1,132,655	9,451,091	8,680,534
Net finance cost	(737,261)	(535,423)	(275,943)	(48,595)	10,236	(46,689)	(1,002,968)	(630,707)
Income before income tax	5,907,613	5,621,025	1,333,310	1,342,836	1,207,200	1,085,966	8,448,123	8,049,827
Income tax expense	(851,056)	(620,860)	(637,094)	(390,613)	(356,498)	(351,321)	(1,844,648)	(1,362,794)
Net income	5,056,557	5,000,165	696,216	952,223	850,702	734,645	6,603,475	6,687,033

Normalized EBITDA	7,803,945	7,238,645	1,916,371	1,652,623	1,316,771	1,232,095	11,037,087	10,123,363
Special items	(3,185)	(36,410)	(4,444)	-	(5,546)	-	(13,175)	(36,410)
Depreciation, amortization and impairment	(1,155,886)	(1,045,787)	(302,674)	(261,192)	(114,261)	(99,440)	(1,572,821)	(1,406,419)
Net finance costs	(737,261)	(535,423)	(275,943)	(48,595)	10,236	(46,689)	(1,002,968)	(630,707)
Income tax expense	(851,056)	(620,860)	(637,094)	(390,613)	(356,498)	(351,321)	(1,844,648)	(1,362,794)
Net income	5,056,557	5,000,165	696,216	952,223	850,702	734,645	6,603,475	6,687,033

Normalized EBITDA margin in %	49.3%	48.3%	40.7%	40.1%	41.3%	41.1%	46.5%	45.8%

Acquisition of property, plant and equipment	1,911,790	1,593,577	358,843	352,883	125,775	77,446	2,396,408	2,023,906
Additions to / (reversals of) provisions	178,297	192,152	2,004	3,388	3,094	12,337	183,395	207,877
Full time employee - Average	37,355	36,203	10,194	10,341	4,866	4,893	52,415	51,437

	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Segment assets	20,543,371	19,159,354	7,189,259	7,609,711	17,414,825	17,301,943	45,147,455	44,071,008
Intersegment elimination	-	-	-	-	-	-	(1,700,211)	(1,884,566)
Non-segmented assets	-	-	-	-	-	-	16,171,730	19,646,433
Total assets							59,618,974	61,832,875

Segment liabilities	10,764,673	14,651,098	2,877,911	3,642,076	2,600,841	2,490,474	16,243,425	20,783,648
Intersegment elimination	-	-	-	-	-	-	(1,700,211)	(1,884,566)
Non-segmented liabilities	-	-	-	-	-	-	45,075,760	42,933,793
Total liabilities							59,618,974	61,832,875

 (i) Latin America – North: includes operations in Brazil and HILA-ex (Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

(b) Additional information – by Business unit - For the nine-month periods ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	61,571	63,622	22,115	22,597	83,686	86,219

Net sales	13,131,662	12,488,553	2,713,009	2,484,573	15,844,671	14,973,126
Cost of sales	(4,008,082)	(3,746,042)	(1,316,250)	(1,091,461)	(5,324,332)	(4,837,503)
Gross profit	9,123,580	8,742,511	1,396,759	1,393,112	10,520,339	10,135,623
Sales and marketing expenses	(3,513,712)	(3,056,654)	(587,182)	(513,588)	(4,100,894)	(3,570,242)
Administrative expenses	(729,261)	(825,873)	(80,288)	(105,031)	(809,549)	(930,904)
Other operating income/(expenses)	822,643	399,409	211,066	158,972	1,033,709	558,381
Share of result of associates
Normalized income from operations (normalized EBIT)	5,707,704	5,259,393	940,355	933,465	6,648,059	6,192,858
Special items	(2,333)	(34,665)	(852)	(1,745)	(3,185)	(36,410)
Income from operations (EBIT)	5,705,371	5,224,728	939,503	931,720	6,644,874	6,156,448
Net finance cost	(737,261)	(535,423)	-	-	(737,261)	(535,423)
Income before income tax	4,968,110	4,689,305	939,503	931,720	5,907,613	5,621,025
Income tax expense	(851,056)	(620,860)	-	-	(851,056)	(620,860)
Net income	4,117,054	4,068,445	939,503	931,720	5,056,557	5,000,165

Normalized EBITDA	6,657,368	6,117,848	1,146,577	1,120,800	7,803,945	7,238,648
Special items	(2,333)	(34,665)	(852)	(1,745)	(3,185)	(36,410)
Depreciation, amortization and impairment	(949,664)	(858,455)	(206,222)	(187,335)	(1,155,886)	(1,045,790)
Net finance costs	(737,261)	(535,423)	-	-	(737,261)	(535,423)
Income tax expense	(851,056)	(620,860)	-	-	(851,056)	(620,860)
Net income	4,117,054	4,068,445	939,503	931,720	5,056,557	5,000,165

Normalized EBITDA margin in %	50.7%	49.0%	42.3%	45.1%	49.3%	48.3%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	58,328	61,191	21,154	21,673	79,482	82,864

Net sales	12,395,432	12,027,350	2,483,339	2,351,053	14,878,771	14,378,403
Cost of sales	(3,737,824)	(3,515,269)	(1,132,580)	(1,017,150)	(4,870,404)	(4,532,419)
Gross profit	8,657,608	8,512,081	1,350,759	1,333,903	10,008,367	9,845,984
Sales and marketing expenses	(3,323,433)	(2,923,994)	(527,954)	(467,107)	(3,851,387)	(3,391,101)
Administrative expenses	(668,259)	(770,781)	(59,039)	(83,408)	(727,298)	(854,189)
Other operating income/(expenses)	821,367	398,637	202,571	158,566	1,023,938	557,203
Share of result of associates	4,454	-	-	-	4,454	-
Normalized income from operations (normalized EBIT)	5,491,737	5,215,943	966,337	941,954	6,458,074	6,157,897
Special items	-	(19,079)	-	-	-	(19,079)
Income from operations (EBIT)	5,491,737	5,196,864	966,337	941,954	6,458,074	6,138,818
Net finance cost	(724,095)	(508,930)	-	-	(724,095)	(508,930)
Income before income tax	4,767,642	4,687,934	966,337	941,954	5,733,979	5,629,888
Income tax expense	(810,866)	(597,608)	-	-	(810,866)	(597,608)
Net income	3,956,776	4,090,326	966,337	941,954	4,923,113	5,032,280

Normalized EBITDA	6,360,388	6,022,469	1,146,381	1,110,485	7,506,769	7,132,954
Special items	-	(19,079)	-	-	-	(19,079)
Depreciation, amortization and impairment	(868,651)	(806,526)	(180,044)	(168,531)	(1,048,695)	(975,057)
Net finance costs	(724,095)	(508,930)	-	-	(724,095)	(508,930)
Income tax expense	(810,866)	(597,608)	-	-	(810,866)	(597,608)
Net income	3,956,776	4,090,326	966,337	941,954	4,923,113	5,032,280

Normalized EBITDA margin in %	51.3%	50.1%	46.2%	47.2%	50.4%	49.6%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	3,243	2,431	961	924	4,204	3,355

Net sales	736,230	461,203	229,670	133,520	965,900	594,723
Cost of sales	(270,258)	(230,773)	(183,670)	(74,311)	(453,928)	(305,084)
Gross profit	465,972	230,430	46,000	59,209	511,972	289,639
Sales and marketing expenses	(190,279)	(132,660)	(59,228)	(46,481)	(249,507)	(179,141)
Administrative expenses	(61,002)	(55,092)	(21,249)	(21,623)	(82,251)	(76,715)
Other operating income/(expenses)	(12,294)	772	8,495	406	(3,799)	1,178
Normalized income from operations (normalized EBIT)	202,397	43,450	(25,982)	(8,489)	176,415	34,961
Special items	(2,333)	(15,586)	(852)	(1,745)	(3,185)	(17,331)
Income from operations (EBIT)	200,064	27,864	(26,834)	(10,234)	173,230	17,630
Net finance cost	(13,166)	(26,493)	-	-	(13,166)	(26,493)
Income before income tax	186,898	1,371	(26,834)	(10,234)	160,064	(8,863)
Income tax expense	(40,190)	(23,252)	-	-	(40,190)	(23,252)
Net income	146,708	(21,881)	(26,834)	(10,234)	119,874	(32,115)

Normalized EBITDA	283,414	95,379	196	10,315	283,610	105,694
Special items	(2,333)	(15,586)	(852)	(1,745)	(3,185)	(17,331)
Depreciation, amortization and impairment	(81,017)	(51,929)	(26,178)	(18,804)	(107,195)	(70,733)
Net finance costs	(13,166)	(26,493)	-	-	(13,166)	(26,493)
Income tax expense	(40,190)	(23,252)	-	-	(40,190)	(23,252)
Net income	146,708	(21,881)	(26,834)	(10,234)	119,874	(32,115)

Normalized EBITDA margin in %	38.5%	20.7%	0.1%	7.7%	29.4%	17.8%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	15,019	15,695	10,521	11,054	25,540	26,749

Net sales	3,392,722	2,898,007	1,317,173	1,226,568	4,709,895	4,124,575
Cost of sales	(1,081,608)	(930,286)	(795,696)	(760,281)	(1,877,304)	(1,690,567)
Gross profit	2,311,114	1,967,721	521,477	466,287	2,832,591	2,434,008
Sales and marketing expenses	(665,974)	(564,715)	(348,552)	(315,217)	(1,014,526)	(879,932)
Administrative expenses	(138,317)	(121,097)	(45,466)	(37,167)	(183,783)	(158,264)
Other operating income/(expenses)	(13,932)	(7,817)	(6,653)	3,436	(20,585)	(4,381)
Normalized income from operations (normalized EBIT)	1,492,891	1,274,092	120,806	117,339	1,613,697	1,391,431
Special items	(4,444)	-	-	-	(4,444)	-
Income from operations (EBIT)	1,488,447	1,274,092	120,806	117,339	1,609,253	1,391,431
Net finance cost	(262,423)	(47,795)	(13,520)	(800)	(275,943)	(48,595)
Income before income tax	1,226,024	1,226,297	107,286	116,539	1,333,310	1,342,836
Income tax expense	(635,699)	(389,118)	(1,395)	(1,495)	(637,094)	(390,613)
Net income	590,325	837,179	105,891	115,044	696,216	952,223

Normalized EBITDA	1,731,796	1,474,108	184,575	178,515	1,916,371	1,652,623
Special items	(4,444)	-	-	-	(4,444)	-
Depreciation, amortization and impairment	(238,905)	(200,016)	(63,769)	(61,176)	(302,674)	(261,192)
Net finance costs	(262,423)	(47,795)	(13,520)	(800)	(275,943)	(48,595)
Income tax expense	(635,699)	(389,118)	(1,395)	(1,495)	(637,094)	(390,613)
Net income	590,325	837,179	105,891	115,044	696,216	952,223

Normalized EBITDA margin in %	51.0%	50.9%	14.0%	14.6%	40.7%	40.1%

	Canada
	09/30/2013		09/30/2012
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	6,954	6,954	7,171	7,171

Net sales	3,183,976	3,183,976	2,999,438	2,999,438
Cost of sales	(921,961)	(921,961)	(843,024)	(843,024)
Gross profit	2,262,015	2,262,015	2,156,414	2,156,414
Sales and marketing expenses	(955,549)	(955,549)	(924,587)	(924,587)
Administrative expenses	(110,553)	(110,553)	(104,509)	(104,509)
Other operating income/(expenses)	5,374	5,374	5,246	5,246
Share of result of associates	1,223	1,223	91	91
Normalized income from operations (normalized EBIT)	1,202,510	1,202,510	1,132,655	1,132,655
Special items	(5,546)	(5,546)	-	-
Income from operations (EBIT)	1,196,964	1,196,964	1,132,655	1,132,655
Net finance cost	10,236	10,236	(46,689)	(46,689)
Income before income tax	1,207,200	1,207,200	1,085,966	1,085,966
Income tax expense	(356,498)	(356,498)	(351,321)	(351,321)
Net income	850,702	850,702	734,645	734,645

Normalized EBITDA	1,316,771	1,316,771	1,232,095	1,232,095
Special items	(5,546)	(5,546)	-	-
Depreciation, amortization and impairment	(114,261)	(114,261)	(99,440)	(99,440)
Net finance costs	10,236	10,236	(46,689)	(46,689)
Income tax expense	(356,498)	(356,498)	(351,321)	(351,321)
Net income	850,702	850,702	734,645	734,645

Normalized EBITDA margin in %	41.3%	41.3%	41.1%	41.1%

Volume information unaudited.

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	28,494	29,673	8,167	8,193	2,604	2,664	39,265	40,530

Net sales	5,586,370	5,447,293	1,627,147	1,418,580	1,249,086	1,170,149	8,462,603	8,036,022
Cost of sales	(1,820,744)	(1,755,994)	(656,002)	(579,506)	(358,101)	(332,228)	(2,834,847)	(2,667,728)
Gross profit	3,765,626	3,691,299	971,145	839,074	890,985	837,921	5,627,756	5,368,294
Sales and marketing expenses	(1,324,052)	(1,194,871)	(343,443)	(315,400)	(332,420)	(311,535)	(1,999,915)	(1,821,806)
Administrative expenses	(261,860)	(425,492)	(64,082)	(62,286)	(26,556)	(31,699)	(352,498)	(519,477)
Other operating income/(expenses)	389,292	242,313	(520)	8,532	5,529	684	394,301	251,529
Share of result of associates	3,486	1	-	-	406	31	3,892	32
Normalized income from operations (normalized EBIT)	2,572,492	2,313,250	563,100	469,920	537,944	495,402	3,673,536	3,278,572
Special items	(1,022)	(9,636)	(362)	-	(5,546)	-	(6,930)	(9,636)
Income from operations (EBIT)	2,571,470	2,303,614	562,738	469,920	532,398	495,402	3,666,606	3,268,936
Net finance cost	(248,918)	(294,552)	(246,859)	(54,559)	639	(16,412)	(495,138)	(365,523)
Income before income tax	2,322,552	2,009,062	315,879	415,361	533,037	478,990	3,171,468	2,903,413
Income tax expense	(356,116)	(149,506)	(306,125)	(132,960)	(170,225)	(137,592)	(832,466)	(420,058)
Net income	1,966,436	1,859,556	9,754	282,401	362,812	341,398	2,339,002	2,483,355

Normalized EBITDA	2,951,211	2,694,012	674,837	559,311	582,369	533,791	4,208,417	3,787,114
Special items	(1,022)	(9,636)	(362)	-	(5,546)	-	(6,930)	(9,636)
Depreciation, amortization and impairment	(378,719)	(380,762)	(111,737)	(89,391)	(44,425)	(38,389)	(534,881)	(508,542)
Net finance costs	(248,918)	(294,552)	(246,859)	(54,559)	639	(16,412)	(495,138)	(365,523)
Income tax expense	(356,116)	(149,506)	(306,125)	(132,960)	(170,225)	(137,592)	(832,466)	(420,058)
Net income	1,966,436	1,859,556	9,754	282,401	362,812	341,398	2,339,002	2,483,355

Normalized EBITDA margin in %	52.8%	49.5%	41.5%	39.4%	46.6%	45.6%	49.7%	47.1%

Acquisition of property, plant and equipment	850,860	788,167	172,997	166,434	41,001	34,205	1,064,858	988,806
Additions to / (reversals of) provisions	68,208	77,309	496	1,424	3,094	635	71,798	79,368
Full time employee	37,355	36,203	10,194	10,341	4,866	4,893	52,415	51,437

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	20,841	21,854	7,653	7,819	28,494	29,673

Net sales	4,619,152	4,537,715	967,218	909,578	5,586,370	5,447,293
Cost of sales	(1,375,850)	(1,373,767)	(444,894)	(382,227)	(1,820,744)	(1,755,994)
Gross profit	3,243,302	3,163,948	522,324	527,351	3,765,626	3,691,299
Sales and marketing expenses	(1,153,581)	(1,019,507)	(170,471)	(175,364)	(1,324,052)	(1,194,871)
Administrative expenses	(233,466)	(368,601)	(28,394)	(54,304)	(261,860)	(422,905)
Other operating income/(expenses)	301,598	157,560	87,694	84,754	389,292	242,313
Share of result of associates	3,486	1	-	-	3,486	1
Normalized income from operations (normalized EBIT)	2,161,339	1,933,401	411,153	382,437	2,572,492	2,315,837
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Income from operations (EBIT)	2,160,609	1,925,006	410,861	381,196	2,571,470	2,306,201
Net finance cost	(248,918)	(294,552)	-	-	(248,918)	(294,552)
Income before income tax	1,911,691	1,630,454	410,861	381,196	2,322,552	2,011,649
Income tax expense	(356,116)	(149,506)	-	-	(356,116)	(149,506)
Net income	1,555,575	1,480,948	410,861	381,196	1,966,436	1,862,143

Normalized EBITDA	2,474,082	2,248,802	477,129	447,798	2,951,211	2,696,599
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Depreciation, amortization and impairment	(312,743)	(315,401)	(65,976)	(65,361)	(378,719)	(380,762)
Net finance costs	(248,918)	(294,552)	-	-	(248,918)	(294,552)
Income tax expense	(356,116)	(149,506)	-	-	(356,116)	(149,506)
Net income	1,555,575	1,480,948	410,861	381,196	1,966,436	1,862,143

Normalized EBITDA margin in %	53.6%	49.6%	49.3%	49.2%	52.8%	49.5%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	19,635	20,660	7,272	7,423	26,907	28,083

Net sales	4,331,885	4,299,281	876,576	831,882	5,208,461	5,131,163
Cost of sales	(1,267,427)	(1,257,658)	(375,711)	(348,640)	(1,643,138)	(1,606,298)
Gross profit	3,064,458	3,041,623	500,865	483,242	3,565,323	3,524,865
Sales and marketing expenses	(1,092,865)	(966,073)	(151,219)	(157,710)	(1,244,084)	(1,123,783)
Administrative expenses	(206,214)	(332,904)	(19,050)	(42,205)	(225,264)	(375,109)
Other operating income/(expenses)	305,569	158,079	85,233	84,439	390,802	242,518
Share of result of associates	3,486	1	-	-	3,486	1
Normalized income from operations (normalized EBIT)	2,074,434	1,900,726	415,829	367,766	2,490,263	2,268,492
Special items	-	-	-	-	-	-
Income from operations (EBIT)	2,074,434	1,900,726	415,829	367,766	2,490,263	2,268,492
Net finance cost	(247,000)	(285,264)	-	-	(247,000)	(285,264)
Income before income tax	1,827,434	1,615,462	415,829	367,766	2,243,263	1,983,228
Income tax expense	(346,621)	(128,033)	-	-	(346,621)	(128,033)
Net income	1,480,813	1,487,429	415,829	367,766	1,896,642	1,855,195

Normalized EBITDA	2,356,682	2,187,262	472,682	424,513	2,829,364	2,611,775
Depreciation, amortization and impairment	(282,248)	(286,536)	(56,853)	(56,747)	(339,101)	(343,283)
Net finance costs	(247,000)	(285,264)	-	-	(247,000)	(285,264)
Income tax expense	(346,621)	(128,033)	-	-	(346,621)	(128,033)
Net income	1,480,813	1,487,429	415,829	367,766	1,896,642	1,855,195

Normalized EBITDA margin in %	54.4%	50.9%	53.9%	51.0%	54.3%	50.9%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	1,206	1,194	381	396	1,587	1,590

Net sales	287,267	238,434	90,642	77,696	377,909	316,130
Cost of sales	(108,423)	(116,109)	(69,183)	(33,587)	(177,606)	(149,696)
Gross profit	178,844	122,325	21,459	44,109	200,303	166,434
Sales and marketing expenses	(60,716)	(53,434)	(19,252)	(17,654)	(79,968)	(71,088)
Administrative expenses	(27,252)	(38,284)	(9,344)	(12,099)	(36,596)	(50,383)
Other operating income/(expenses)	(3,971)	(520)	2,461	315	(1,510)	(205)
Normalized income from operations (normalized EBIT)	86,905	30,087	(4,676)	14,671	82,229	44,758
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Income from operations (EBIT)	86,175	21,692	(4,968)	13,430	81,207	35,122
Net finance cost	(1,918)	(9,288)	-	-	(1,918)	(9,288)
Income before income tax	84,257	12,404	(4,968)	13,430	79,289	25,834
Income tax expense	(9,495)	(21,473)	-	-	(9,495)	(21,473)
Net income	74,762	(9,069)	(4,968)	13,430	69,794	4,361

Normalized EBITDA	117,400	58,952	4,447	23,285	121,847	82,237
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Depreciation, amortization and impairment	(30,495)	(28,865)	(9,123)	(8,614)	(39,618)	(37,479)
Net finance costs	(1,918)	(9,288)	-	-	(1,918)	(9,288)
Income tax expense	(9,495)	(21,473)	-	-	(9,495)	(21,473)
Net income	74,762	(9,069)	(4,968)	13,430	69,794	4,361

Normalized EBITDA margin in %	40.9%	24.7%	4.9%	30.0%	32.2%	26.0%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	4,757	4,854	3,410	3,339	8,167	8,193

Net sales	1,171,411	1,008,084	455,736	410,496	1,627,147	1,418,580
Cost of sales	(382,795)	(330,839)	(273,207)	(248,667)	(656,002)	(579,506)
Gross profit	788,616	677,245	182,529	161,829	971,145	839,074
Sales and marketing expenses	(225,041)	(200,046)	(118,402)	(115,354)	(343,443)	(315,400)
Administrative expenses	(49,374)	(47,686)	(14,708)	(14,600)	(64,082)	(62,286)
Other operating income/(expenses)	2,969	6,747	(3,489)	1,785	(520)	8,532
Normalized income from operations (normalized EBIT)	517,170	436,260	45,930	33,660	563,100	469,920
Special items	(362)	-	-	-	(362)	-
Income from operations (EBIT)	516,808	436,260	45,930	33,660	562,738	469,920
Net finance cost	(241,191)	(53,122)	(5,668)	(1,437)	(246,859)	(54,559)
Income before income tax	275,617	383,138	40,262	32,223	315,879	415,361
Income tax expense	(305,730)	(132,424)	(395)	(536)	(306,125)	(132,960)
Net income	(30,113)	250,714	39,867	31,687	9,754	282,401

Normalized EBITDA	608,656	505,733	66,181	53,578	674,837	559,311
Special items	(362)	-	-	-	(362)	-
Depreciation, amortization and impairment	(91,486)	(69,473)	(20,251)	(19,918)	(111,737)	(89,391)
Net finance costs	(241,191)	(53,122)	(5,668)	(1,437)	(246,859)	(54,559)
Income tax expense	(305,730)	(132,424)	(395)	(536)	(306,125)	(132,960)
Net income	(30,113)	250,714	39,867	31,687	9,754	282,401

Normalized EBITDA margin in %	52.0%	50.2%	14.5%	13.1%	41.5%	39.4%

	Canada
	09/30/2013		09/30/2012
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,604	2,604	2,664	2,664

Net sales	1,249,086	1,249,086	1,170,149	1,170,149
Cost of sales	(358,101)	(358,101)	(332,228)	(332,228)
Gross profit	890,985	890,985	837,921	837,921
Sales and marketing expenses	(332,420)	(332,420)	(311,535)	(311,535)
Administrative expenses	(26,556)	(26,556)	(31,699)	(31,699)
Other operating income/(expenses)	5,529	5,529	684	684
Share of result of associates	406	406	31	31
Normalized income from operations (normalized EBIT)	537,944	537,944	495,402	495,402
Special items	(5,546)	(5,546)	-	-
Income from operations (EBIT)	532,398	532,398	495,402	495,402
Net finance cost	639	639	(16,412)	(16,412)
Income before income tax	533,037	533,037	478,990	478,990
Income tax expense	(170,225)	(170,225)	(137,592)	(137,592)
Net income	362,812	362,812	341,398	341,398

Normalized EBITDA	582,369	582,369	533,791	533,791
Special items	(5,546)	(5,546)	-	-
Depreciation, amortization and impairment	(44,425)	(44,425)	(38,389)	(38,389)
Net finance costs	639	639	(16,412)	(16,412)
Income tax expense	(170,225)	(170,225)	(137,593)	(137,592)
Net income	362,812	362,812	341,398	341,398

Normalized EBITDA margin in %	46.6%	46.6%	45.6%	45.6%

13. NET SALES

The reconciliation of gross sales to net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Gross sales	47,175,997	43,602,546	16,949,466	15,767,260
Deductions from gross revenue	(23,437,455)	(21,505,407)	(8,486,863)	(7,731,238)
	23,738,542	22,097,139	8,462,603	8,036,022

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Government grants/NPV of long term fiscal incentives	804,818	476,234	251,031	209,559
(Additions to )/reversal of provisions	(16,960)	(24,633)	(15,650)	(12,842)
Net gain on disposal of property, plant and equipment and intangible assets	17,135	6,984	14,566	10,988
Net rental income	2,677	1,904	876	693
Net other operating income	210,828	98,757	143,478	43,131
	1,018,498	559,246	394,301	251,529

Government grants are related to ICMS (Brazilian State value added) tax incentives.

During the period of 2013 the Company reassessed the discount rate used to measure the financial subsidy in government loans in accordance with their cost of external funding.

15.  SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for impacting the variation in profit or loss. These items are disclosed in the combined income statement or separately in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items are naturally significant and accordingly, has excluded these when measuring segment-based performance, as per Note 12 - Segment reporting.

The special items included in the income statement are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Restructuring	(13,175)	(17,331)	(6,930)	(9,636)
Acquisition of subsidiaries	-	(15,829)	-	-
Others	-	(3,250)	-	-
	(13,175)	(36,410)	(6,930)	(9,636)

The restructuring expenses recognized relate to realignment of structure and processes in the Latin America – South geographical segment. In 2012, expenses with acquisition of subsidiaries involve expenses incurred in the acquisition of Cervecería Nacional Dominicana.

16. FINANCE COST AND INCOME

	Nine-month period ended:		Three-month period ended:
Finance costs	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Interest expense	(433,393)	(343,110)	(152,661)	(144,113)
Capitalized borrowings	47,723	64,490	16,474	23,142
Net Interest on Pension Plans	(65,717)	(62,724)	(22,902)	(22,573)
Losses on derivatives not considered as hedge accounting	(368,846)	(396,337)	(136,254)	(226,827)
Hedge ineffectiveness losses	(11,677)	-	(2,052)	-
Interest on tax contingencies	(92,425)	(85,447)	(36,292)	(40,303)
Interest and foreign exchange rate on loans	-	(92,451)	-	(92,451)
Exchange variation	(338,903)	(55,186)	(281,055)	3,336
Tax on financial transactions	(65,442)	(89,527)	(23,026)	(14,477)
Bank guarantee expenses	(60,838)	(53,802)	(22,650)	(18,866)
Other financial costs, including bank fees	(87,411)	(36,773)	(20,084)	(17,579)
	(1,476,929)	(1,150,867)	(680,502)	(550,711)

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela followed the devaluation of the country’s currency in the amount of R$ 30,333.

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev S.A. interest rate risk (Note 19 - Financial instruments and risks).  The interest expense recognized on hedged or non financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Nine-month period ended:		Three-month period ended:
Interest expense	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Financial liabilities measured at amortized cost	(206,817)	(253,150)	(67,903)	(56,899)
Financial liabilities at fair value through profit or loss	(207,134)	(102,647)	(76,804)	(83,012)
Fair value hedge - hedged items	4,682	(10,228)	(5,876)	(8,838)
Fair value hedge - hedging instruments	(24,124)	25,866	(2,078)	4,726
Cash flow hedges - hedged items	-	(5,733)	-	(186)
Cash flow hedges - hedging instruments (reclassified from equity)	-	2,782	-	96
	(433,393)	(343,110)	(152,661)	(144,113)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges.

	Nine-month period ended:		Three-month period ended:
Finance income	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Interest income	214,001	196,779	71,664	48,770
Net gains on hedging instruments that are not part of a hedge accounting relationship	177,526	253,723	89,025	117,998
Hedge ineffectiveness gains	-	4,205	-	2,434
Gains on no derivative instrument at fair (value through profit or loss)	65,314	50,519	20,961	13,095
Interest and foreign exchange rate on loans	-	651	-	240
Others	17,120	14,283	3,714	2,651
	473,961	520,160	185,364	185,188

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest income	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Cash and cash equivalents	158,680	151,348	50,717	30,952
Investment securities held for trading	55,321	45,431	20,947	17,818
	214,001	196,779	71,664	48,770

The net income from the operational and investment recognized directly as Comprehensive Income is shown below:

	Nine-month period ended:		Three-month period ended:
Hedging reserve	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Recognized in Equity (cash flow hedge)	64,756	463,806	(1,192)	99,719
Removed from Equity and included in profit or loss	(134,951)	(236,168)	(62,006)	(24,627)
Deferred income tax variance in Equity and other changes	35,089	(79,536)	37,391	6,034
	(35,106)	148,102	(25,807)	81,126

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(185,305)	(238,712)	2,538	(13,359)

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Income tax expense - current	(1,758,416)	(1,679,170)	(370,166)	(362,216)

Deferred tax (expense)/income on temporary differences	(156,270)	132,132	(327,241)	(24,166)
Deferred tax on taxes losses	70,038	184,244	(135,059)	(33,676)
Total deferred tax (expense)/income	(86,232)	316,376	(462,300)	(57,842)

Total income and expenses	(1,844,648)	(1,362,794)	(832,466)	(420,058)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Profit before tax	8,448,123	8,049,827	3,171,468	2,903,413
Adjustment on taxable basis
Non-taxable income	(239,411)	(347,505)	(47,091)	(113,671)
Government grants related to sales taxes	(531,562)	(369,147)	(190,660)	(173,234)
Share of results of associates	(5,677)	(91)	(3,892)	(32)
Expenses not deductible for tax purposes	72,719	155,571	(65,303)	71,888
	7,744,192	7,488,655	2,864,522	2,688,364
Aggregated weighted nominal tax rate	32.68%	33.26%	33.32%	35.00%
Taxes – nominal rate	(2,530,508)	(2,490,362)	(954,580)	(940,959)
Adjustment on tax expense
Regional incentives - income taxes	31,030	71,781	9,337	26,890
Deductible interest attributed to shareholders	128,607	400,375	1	127,432
Tax savings from goodwill amortization on tax books	187,822	90,565	62,607	30,189
Withholding tax and other income	(232,884)	(64,994)	(181,440)	(35,384)
Non-deductible losses in operations abroad	2,549	1,911	2,092	2,328
Other tax adjustments	568,736	627,930	229,517	369,446
Income tax and social contribution expense	(1,844,648)	(1,362,794)	(832,466)	(420,058)
Effective tax rate	21.84%	16.93%	26.25%	14.47%

The main events occurring in the period that impacted the effective tax rate were:

 (a) Tax benefit related to the amortization of goodwill arising from the acquisition of CND; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives; and (c) decrease in interest on shareholder’s equity expense.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from Ambev economic group to receive or acquire shares of the subsidiary Ambev.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding Preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 and 2010.3 and 2011.2 Programs contemplated only Grant 2.

Additionally, to encourage managers to be mobile, some options granted in previous years were modified , where the dividend protection features of such options were canceled in exchange for issuing 26 thousand options in 2013 (69 thousand options in 2012), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev  option pricing model for the 2013 and 2012 grants are as follows:

In R$, except when mentioned	09/30/2013	(i)	12/31/2012

Fair value of options granted	32.36		27.88
Share price	94.43		85.26
Exercise price	94.43		85.26
Expected volatility	35.4%		33.0%
Vesting year	5		4
Expected dividends	de 0% a 5%		de 0% a 5%
Risk-free interest rate	1,9% à 9,8%	(ii)	2,1% à 11,2%

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2013	12/31/2012

Options outstanding at January 1	28,783	29,562
Options issued during the period	26	3,103
Options exercised during the period	(794)	(2,500)
Options forfeited during the period	(393)	(1,382)
Options outstanding at ended year	27,622	28,783

The range of exercise prices of the outstanding options is between R$9.14  (R$11.52 as of December 31, 2012) and R$89.20  (R$89.20 as of December 31, 2012) and the weighted average remaining contractual life is approximately 8.01 years (8.15 years as of December 31, 2012).

Of the 27,622 thousand outstanding options (28,783 thousand as of December 31, 2012), 7,466 thousand options are vested as at September 30, 2013 (5,042 as at December 31, 2012.

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2013	12/31/2012

Options outstanding at January 1	36.16	29.87
Options issued during the period	88.41	85.73
Options forfeited during the period	40.11	13.93
Options exercised during the period	21.87	14.12
Options outstanding at ended period	35.99	36.16
Options exercisable at ended period	19.56	18.96

For the options exercised during 2013, the weighted average market price on the exercise date was R$84.39.

To settle stock options, Ambev may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

During the period, Ambev issued 854 thousand (967 in 2012) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$76,487 (R$47,549 in 2012), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2013	12/31/2012

Deferred shares outstanding at January 1	2,306	1,392
New deferred shares during the period	854	967
Deferred shares forfeited during the period	(41)	(53)
Deferred shares outstanding at ended year	3,119	2,306

Additionally, certain employees and directors of Ambev receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity in Ambev’s financial statements as of September 30, 2013.

These share-based payments generated an expense of R$124,299 and 106,004 in the period ended September 30, 2013 and 2012, respectively, recorded as administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. Predecessor carries out its operations. The policy comprises 4 main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. Predecessor operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A. Predecessor’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

1.1) Foreign currency risk

The Company incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, the Company’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on September 30, 2013, and the exposure may vary from ten to fourteen months, according to the Company’s financial risk management policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that the Company is short (net future cash outflows) in the first currency in the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	09/30/2013			12/31/2012
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(387,706)	387,706	-	(378,573)	378,573	-
Dollar / Paraguayan Guarani	(166,556)	166,556	-	(129,607)	129,607	-
Dollar / Argentinean Peso	(656,957)	656,957	-	(612,969)	612,969	-
Dollar / Bolivian Peso	(163,197)	163,197	-	(142,170)	142,170	-
Dollar / Chilean Peso	(218,210)	218,210	-	(90,948)	90,948	-
Dollar / Dominican Peso	-	-	-	(30,653)	30,653	-
Dollar / Uruguayan Peso	(68,327)	68,327	-	(62,368)	62,368	-
Dollar / Real	(4,108,775)	4,108,775	-	(3,141,779)	3,141,779	-
Dollar / Peruvian Sol	(161,709)	161,709	-	(157,193)	157,193	-
Euro / Canadian Dollars	(84,285)	84,285	-	(62,622)	62,622	-
Euro / Real	(298,685)	298,685	-	(132,317)	132,317	-
Pound Sterling / Canadian Dollars	(3,605)	3,605	-	(22,104)	22,104	-
	(6,318,012)	6,318,012	-	(4,963,303)	4,963,303	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the Company’s functional currency through the use of derivatives. The Company’s strategy is to minimize open positions to the market, thereby reducing any operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

The Company enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the Statements of Comprehensive Income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as the Company’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev International Finance Co.(Ambev’s wholly-subsidiary) issued a Brazilian Real bond (Bond 2017), of R$300 million, which bears interest at 9.5% per year, with interest repayable semi-annually with final maturity in July 2017.

The Company entered into a fixed/floating interest rate swap to hedge the interest rate risk on the Bond 2017. These operations have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev S.A. invested in government (fixed income) bonds. These instruments are categorized financial asset at fair value through profit as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the respective variations recorded in the income statement, there is no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the Company’s exposure related to debt hedged, before and after applying hedge accounting, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	09/30/2013				12/31/2012
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,402,995	7.7%	2,246,918	6.8%	1,527,230	6.9%	2,211,292
American Dollar	2.1%	721,229	2.5%	356,340	2.5%	650,056	3.4%	279,989
Dominican Peso	9.5%	75,832	9.5%	75,832	10.6%	189,004	10.6%	189,004
Interest rate postfixed		2,200,056		2,679,090		2,366,290		2,680,285

Brazilian Real	6.6%	584,752	3.8%	299,268	6.6%	695,151	5.3%	381,156
Argentinean Peso	15.3%	353	15.3%	353	0.0%	-	0.0%	-
Dominican Peso	0.0%	-	0.0%	-	17.0%	206	17.0%	206
American Dollar	0.5%	215,469	5.2%	21,919	12.0%	33,110	12.0%	33,110
Peruvian Sol	0.0%	-	0.0%	-	5.7%	49,095	5.7%	49,095
Interest rate pre-set		800,574		321,540		777,562		463,567

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev S.A. estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to September, 2013 would produce an increase of approximately R$36  million in interest expense and approximately R$50  million in interest income from cash investments, while a swing of 50% (less likely scenario) would present an increase of approximately R$71  million in expense and R$99  million in income.

1.3) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. Ambev S.A. Predecessor has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	09/30/2013			12/31/2012
	Total Exposure	Total of Derivatives	Open Position	Total Exposure	Total of Derivatives	Open Position
Aluminum	(963,482)	963,482	-	(667,598)	667,598	-
Sugar	(391,832)	391,832	-	(334,755)	334,755	-
Wheat	(489,630)	489,630	-	(249,943)	249,943	-
Heating oil	(31,019)	31,019	-	(29,682)	29,682	-
Crude oil	(19,586)	19,586	-	(20,377)	20,377	-
Natural Gas	(6,816)	6,816	-	(6,805)	6,805	-
Paraxylene	(100,730)	100,730	-	-	-	-
Corn	(266,496)	266,496	-	(319,901)	319,901	-
Total	(2,269,591)	2,269,591	-	(1,629,061)	1,629,061	-

Commodity sensitivity analysis

Due to the volatility of commodities prices, the Company uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on equity from fluctuations in 25% and 50% in commodities prices. Hedge operations for transactions which may impact equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	09/30/2013		12/31/2012
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%

Aluminum	(240,870)	(481,741)	(165,146)	(330,291)
Sugar	(97,958)	(195,916)	(83,689)	(167,378)
Wheat	(122,407)	(244,815)	(62,486)	(124,971)
Heating oil	(7,755)	(15,509)	(7,249)	(14,499)
Crude oil	(4,897)	(9,793)	(5,094)	(10,189)
Natural Gas	(1,704)	(3,408)	(1,584)	(3,167)
Paraxylene	(25,183)	(50,365)	-	-
Corn	(66,624)	(133,248)	(79,975)	(159,951)
Total	(567,398)	(1,134,795)	(405,223)	(810,446)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This credit risk policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2013, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase, Patagonia, Santander, Barclays and HSBC. The Company had derivatives agreements with the following financial institutions: Barclays, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of September 30, 2013. There was no concentration of credit risk with any counterparties as of September 30, 2013.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
September 30, 2013
Assets due to Balance sheet
Cash and cash equivalents	4,835,170	-	-	-	-	4,835,170
Investment securities	-	612,489	-	69,435	173,121	855,045
Trade and other receivables excluding prepaid expenses and taxes receivable	4,083,411	-	-	-	-	4,083,411
Financial instruments derivatives	-	121,334	247,150	-	-	368,484
Total	8,918,581	733,823	247,150	69,435	173,121	10,142,110

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,974,320	-	-	-	-	8,974,320
Investment securities	-	291,183	-	61,436	373,367	725,986
Trade and other receivables excluding prepaid expenses and taxes receivable	4,058,587	-	-	-	-	4,058,587
Financial instruments derivatives	-	200,106	171,015	-	-	371,121
Total	13,032,907	491,289	171,015	61,436	373,367	14,130,014

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
September 30, 2013
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,679,816	2,462,800	-	12,142,616
Financial instruments derivatives	-	422,634	350,049	772,683
Interest-bearning loans and borrowings	2,999,703	-	-	2,999,703
Total	12,679,519	2,885,434	350,049	15,915,002

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155,875	2,125,754	-	13,281,629
Financial intruments derivatives	-	686,738	369,093	1,055,831
Interest-bearning loans and borrowings	3,143,729	-	-	3,143,729
Total	14,299,604	2,812,492	369,093	17,481,189

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of the instruments at fair value held on September 30, 2013 is shown below:

	09/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	612,489	-	-	612,489	291,183	-	-	291,183
Derivatives at fair value through profit or loss	109,072	12,262	-	121,334	33,925	166,181	-	200,106
Derivatives - cash flow hedge	119,461	39,521	-	158,982	32,815	67,225	-	100,040
Derivatives - fair value hedge	-	-	-	-	-	20,827	-	20,827
Derivatives - investment hedge	68,832	19,336	-	88,168	31,562	18,586	-	50,148
	909,854	71,119	-	980,973	389,485	272,819	-	662,304

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,462,800	2,462,800	40,006	646,732	2,125,754	2,812,492
Derivatives at fair value through profit or loss	141,910	280,724	-	422,634	-	-	-	-
Derivatives - cash flow hedge	238,036	90,024	-	328,060	87,746	156,728	-	244,474
Derivatives - fair value hedge	-	11,130	-	11,130	-	-	-	-
Derivatives - investment hedge	10,859	-	-	10,859	23,509	101,110	-	124,619
	390,806	381,877	2,462,800	3,235,483	151,261	904,570	2,125,754	3,181,585

(i) As part of the shareholders agreement between the Ambev and ELJ, a sale option (“put”) and the purchase (“call”) was issued, which may result in an acquisition by Ambev the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On September 30, 2013 the option of sale held by ELJ is valued at approximately R$2.4 billion and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 are presented as follows:

Reconciliation of changes in the categorization of Level 3

Balance of financial liabilities at December 31, 2012	2,125,754
Total gains and losses in the period	337,046
Expense recognized in the income	260,652
Expense recognized in equity	76,394
Balance of financial liabilities at September 30, 2013	2,462,800

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may indicate a fair value for the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At September 30, 2013, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investment, equipment and services to be procured, protected by cash flow hedges shall occur at various different dates during the next fourteen months. Gains and losses recognized as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This usually occurs in the period of fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Financial hedge - operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. Derivative used to protect the risks related to Bond 2017 was designated as fair value hedge instrument. Thus, their results, measured according to their fair value, are recognized in each year in financial results.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the fiscal impact of income tax related to the foreign exchange gains/losses on loan agreements between Ambev S.A. and its subsidiaries abroad denominated in U.S. dollars. Such contracts are represented by long-term borrowings, duly recorded at Brazilian Central Bank, adjusted for foreign exchange variation plus market interest rate.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. All derivatives allocated to this type of transaction are classified as net investment hedge instruments.

Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of September 30, 2013 and December 31, 2012 the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		09/30/2013	12/31/2012	09/30/2013		12/31/2012
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	3,482,010	3,274,096	16,432	(74,816)	4,363	(16,440)
Foreign currency	Option to acquire	925,450	-	78,331	-	-	-
Foreign currency	Non Deliverable Forwards	1,434,957	1,225,907	16,132	(13,344)	10,547	(51,434)
Foreign currency	Deliverable Forwards	475,595	463,299	4,730	-	-	(4,105)
Commodity	Future contracts (ii)	1,275,090	933,770	28,468	(168,463)	76,928	(107,886)
Commodity	Swaps	994,500	695,291	19,178	(80,291)	41,049	(92,211)
Operational hedge		8,587,602	6,592,363	163,271	(336,914)	132,887	(272,076)
Foreign currency	Future contracts (ii)	2,075,155	(664,240)	50,965	(85,648)	13,989	(14,670)
Foreign currency	Swaps	251,986	239,101	832	(18,923)	21,699	(180,696)
Foreign currency	Non Deliverable Forwards	-	1,351,282	-	-	19,803	(10,533)
Interest rates	Future contracts (ii)	(350,000)	(400,000)	618	(373)	219	(356)
Interest rates	Swaps	300,000	300,000	-	(11,130)	20,827	-
Financial hedge		2,277,141	826,143	52,415	(116,074)	76,537	(206,255)
Foreign currency	Future contracts (ii)	(42,719)	(3,985)	53,719	(52,020)	6,037	(6,003)
Foreign currency	Swaps / Non Deliverable Forwards	(3,459,957)	(2,182,458)	10,911	(256,817)	105,512	(446,878)
Fiscal hedge		(3,502,676)	(2,186,443)	64,630	(308,837)	111,549	(452,881)
Foreign currency	Future contracts (ii)	(3,467,253)	(2,462,826)	68,832	(10,859)	31,562	(23,509)
Foreign currency	Non Deliverable Forwards	790,477	-	19,336	-	18,586	(101,110)
Investment hedge		(2,676,776)	(2,462,826)	88,168	(10,859)	50,148	(124,619)
Total Derivatives		4,685,291	2,769,237	368,484	(772,684)	371,121	(1,055,831)

(i) The negative positions refer to long positions and the positive positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in period ended September 30, 2013 and 2012 as below:

		Result (iii)
		Nine-month period ended:		Three-month period ended:
Purpose / Risk / Instruments		09/30/2013	09/30/2012	09/30/2013	09/30/2012

Foreign currency	Future contracts	76,521	394,160	(44,194)	41,724
Foreign currency	Option to acquire	36,741	1,385	(6,101)	1,385
Foreign currency	Non Deliverable Forwards	193,200	14,478	44,997	(11,479)
Foreign currency	Deliverable Forwards	5,988	12,305	(1,756)	579
Interest rates	Future contracts	-	-	-	(11,435)
Commodity	Future contracts	(155,187)	64,816	(14,559)	102,283
Commodity	Swaps	(92,507)	(23,339)	20,421	(23,339)
Operational hedge		64,756	463,806	(1,192)	99,719
Foreign currency	Future contracts	78,513	70,496	(12,286)	(40,779)
Foreign currency	Option to acquire	(22,936)	(15,893)	(15,335)	(14,956)
Foreign currency	Swaps	(9,304)	(12,843)	(2,919)	(2,982)
Foreign currency	Non Deliverable Forwards	(47,396)	(1,840)	(10,070)	7,029
Foreign currency	Deliverable Forwards	(10,726)	-	(23)	-
Interest rates	Future contracts	(5,761)	(54,240)	-	(65,238)
Interest rates	Swaps	(24,124)	25,866	(2,078)	4,267
Financial hedge		(41,734)	11,546	(42,711)	(112,659)
Foreign currency	Future contracts	(99,340)	(3,246)	(57,758)	653
Foreign currency	Swaps / Non Deliverable Forwards	(40,431)	(118,815)	62,829	(15,545)
Fiscal hedge		(139,771)	(122,061)	5,071	(14,892)
Foreign currency	Future contracts	(169,929)	(138,849)	(15,030)	(11,557)
Foreign currency	Non Deliverable Forwards	(15,376)	(99,863)	17,568	(1,802)
Investment hedge		(185,305)	(238,712)	2,538	(13,359)
Total Derivatives		(302,054)	114,579	(36,294)	(41,191)

(iii) The result of R$64,756 related to hedge operations was recognized in equity (hedge reserves) as the result of net investment hedge in an amount of R$(185,305) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The result of the financial hedging of R$(41,734) was fully recorded in the financial results.

The effect of R$139,771 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

As of September 30, 2013 the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	3,482,010	-	-	-	-	3,482,010
Foreign currency	Option to acquire	-	925,450	-	-	-	925,450
Foreign currency	Non Deliverable Forwards	654,624	780,333	-	-	-	1,434,957
Foreign currency	Deliverable Forwards	108,976	366,619	-	-	-	475,595
Commodity	Future contracts (i)	423,876	790,622	60,592	-	-	1,275,090
Commodity	Swaps	210,350	726,130	58,020	-	-	994,500
Operational hedge		4,879,836	3,589,154	118,612	-	-	8,587,602
Foreign currency	Future contracts (i)	2,075,155	-	-	-	-	2,075,155
Foreign currency	Swaps	-	-	251,986	-	-	251,986
Interest rates	Future contracts (i)	-	-	(320,000)	(30,000)	-	(350,000)
Interest rates	Swaps	-	-	-	-	300,000	300,000
Financial hedge		2,075,155	-	(68,014)	(30,000)	300,000	2,277,141
Foreign currency	Future contracts (i)	(42,719)	-	-	-	-	(42,719)
Foreign currency	Swaps / Non Deliverable Forwards	(3,459,957)	-	-	-	-	(3,459,957)
Fiscal hedge		(3,502,676)	-	-	-	-	(3,502,676)
Foreign currency	Future contracts (i)	(3,467,253)	-	-	-	-	(3,467,253)
Foreign currency	Non Deliverable Forwards	790,477	-	-	-	-	790,477
Investment hedge		(2,676,776)	-	-	-	-	(2,676,776)
Total Derivatives		775,539	3,589,154	50,598	(30,000)	300,000	4,685,291

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	(58,384)	-	-	-	-	(58,384)
Foreign currency	Option to acquire	-	78,331	-	-	-	78,331
Foreign currency	Non Deliverable Forwards	(3,721)	6,509	-	-	-	2,788
Foreign currency	Deliverable Forwards	3,714	1,016	-	-	-	4,730
Commodity	Future contracts (i)	(84,277)	(56,658)	940	-	-	(139,995)
Commodity	Swaps	(42,077)	(22,028)	2,992	-	-	(61,113)
Operational hedge		(184,745)	7,170	3,932	-	-	(173,643)
Foreign currency	Future contracts (i)	(34,683)	-	-	-	-	(34,683)
Foreign currency	Swaps	831	-	(18,922)	-	-	(18,091)
Interest rates	Future contracts (i)	-	-	218	27	-	245
Interest rates	Swaps	-	-	-	-	(11,130)	(11,130)
Financial hedge		(33,852)	-	(18,704)	27	(11,130)	(63,659)
Foreign currency	Future contracts (i)	1,699	-	-	-	-	1,699
Foreign currency	Swaps / Non Deliverable Forwards	(245,906)	-	-	-	-	(245,906)
Fiscal hedge		(244,207)	-	-	-	-	(244,207)
Foreign currency	Future contracts (i)	57,973	-	-	-	-	57,973
Foreign currency	Non Deliverable Forwards	19,336	-	-	-	-	19,336
Investment hedge		77,309	-	-	-	-	77,309
Total Derivatives		(385,495)	7,170	(14,772)	27	(11,130)	(404,200)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on September 30, 2013

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2013.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2013.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on September 30, 2013:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Foreign currency decrease	(58,384)	(928,886)	(1,799,389)	248,244
Foreign currency	Option to acquire	Foreign currency decrease	78,331	-	-	78,332
Foreign currency	Non Deliverable Forwards	Foreign currency decrease	2,788	(355,951)	(714,690)	35,792
Foreign currency	Deliverable Forwards	Foreign currency decrease	4,730	(114,169)	(233,068)	16,172
Commodity	Future contracts	Commodity decrease	(139,995)	(458,768)	(777,540)	163,645
Commodity	Swaps	Commodity decrease	(61,113)	(309,738)	(558,363)	110,852
Operational hedge
Foreign currency	Future contracts	Foreign currency decrease	(34,683)	(563,771)	(1,092,860)	147,273
Foreign currency	Swaps	Increase in tax interest	(18,091)	(81,087)	(144,084)	17,892
Interest rates	Future contracts	Increase in tax interest	245	170	100	-
Interest rates	Swaps	Increase in tax interest	(11,130)	(191,065)	(174,644)	21,301
Financial hedge
Foreign currency	Future contracts	Foreign currency increase	1,699	(8,981)	(19,661)	3,125
Foreign currency	Swaps / Non Deliverable Forwards	Foreign currency increase	(245,906)	(1,384,070)	(2,522,234)	266,062
Fiscal hedge
Foreign currency	Future contracts	Foreign currency increase	57,973	(779,045)	(1,616,063)	246,387
Foreign currency	Non Deliverable Forwards	Foreign currency increase	19,336	(229,045)	(477,426)	22,109
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with hedged items which represents material risks for each kind of transaction.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Foreign currency decrease	(34,347)	(1,615,837)	(3,118,997)
Input purchase		34,347	1,615,837	3,118,997
Commodities hedge	Decrease on commodities price	(139,995)	(458,768)	(777,540)
Input purchase		139,995	458,768	777,540
Foreign exchange hedge	Foreign currency decrease	699	(92,907)	(186,512)
Capex purchase		(699)	92,907	186,512
Operational hedge		(173,643)	(2,167,512)	(4,083,049)
Operational purchase		173,643	2,167,512	4,083,049
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(34,683)	(563,602)	(1,092,760)
Net debt		34,683	123,690	212,936
Interest rate hedge	Increase in tax interest	(28,976)	(272,152)	(318,728)
Interest expense		28,976	272,152	318,728
Financial hedge		(63,659)	(835,754)	(1,411,488)
Net debt and interest		63,659	395,842	531,664
Net effect		-	(439,912)	(879,824)

Foreign exchange hedge	Foreign currency increase	(244,207)	(1,393,051)	(2,541,894)
Fiscal expense		244,207	1,393,051	2,541,894
Fiscal hedge		(244,207)	(1,393,051)	(2,541,894)
Fiscal expense		244,207	1,393,051	2,541,894
Net effect		-	-	-

Investment hedge	Foreign currency increase	77,309	(1,008,090)	(2,093,489)
Fiscal expense		(77,309)	1,008,090	2,093,489
Investment hedge		77,309	(1,008,090)	(2,093,489)
Fiscal expense		(77,309)	1,008,090	2,093,489
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of September 30, 2013 the Company held R$577,203 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$626,428 on December 31, 2012).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(610,022) on September 30, 2013 (R$(28,622) on December, 31 2012), as presented below:

	09/30/2013			12/31/2012
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	626,499	626,499	-	531,143	531,143	-
BNDES - National Currency	1,537,639	1,537,639	-	1,730,837	1,730,837	-
BNDES - International Currency	364,889	364,889	-	378,925	378,925	-
Bond 2017	285,499	295,521	(10,022)	313,993	342,615	(28,622)
Fiscal incentives	164,625	164,625	-	168,693	168,693	-
Finance leasing - International Currency	20,552	20,552	-	20,138	20,138	-
	2,999,703	3,009,725	(10,022)	3,143,729	3,172,351	(28,622)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of September 30, 2013, being approximately 98.51% for Bond 2017 (114.21% for Bond 2017 at December 31, 2012).

20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2013	12/31/2012
Collateral given for own liabilities	1,143,358	1,178,904
Other commitments	312,355	282,049
	1,455,713	1,460,953

Commitments with suppliers	14,468,183	14,968,554
Commitments - Bond 17	300,000	300,000
	14,768,183	15,268,554

The collateral provided for liabilities totaled approximately R$1.5 billion as at September 30, 2013 including R$566,556 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at September 30, 2013 R$577,203 in highly liquid financial investments or in cash (Note 19 - Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The subsidiary Ambev is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at September 30, 2013 and December 31, 2012 are as follows:

	09/30/2013	12/31/2012
Less than 1 year	3,476,621	2,893,104
Between 1 and 2 years	2,381,951	2,304,955
More than 2 years	8,909,611	10,070,495
	14,768,183	15,268,554

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	09/30/2013	12/31/2012

PIS and COFINS	262,903	306,817
ICMS and IPI	3,371,037	2,927,650
IRPJ and CSLL	7,685,871	7,583,005
Labor	135,068	146,730
Civil	164,860	174,206
Others	1,288,850	774,330
	12,908,589	11,912,738

Principal Lawsuits with a likelihood of possible loss:

 There were no changes in the other main processes with possible likelihood of loss classification as of September 30, 2013, compared to those presented in the financial statements as of December 31, 2012.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of Ambev S.A. Predecessor). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (Note 18 – Share-based payments).

Total expenses related to the Company’s management members in key functions which is registered in Ambev, once the service has been provided for this legal entity, are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	06/30/2012

Short-term benefits (i)	12,941	20,761	3,395	11,139
Share-based payments (ii)	28,528	27,194	8,913	9,064
Total key management remuneration	41,469	47,955	12,308	20,203

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 23 – Share-based payments) of Ambev, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of Ambev’s shareholders, and at September 30, 2013 held 9.59% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2013 and 2012, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$128,304  in the period ended September 30, 2013 (R$115,224 as of September 30, 2012), of which R$112,853  (R$102,387 as of September 30, 2012) related to active employees and R$15,451  (R$12,837 as of September 30, 2013) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of September 30, 2013 was R$313,872  (R$672,107 as of December 31, 2012) which may be used for future capital increases.

c) Leasing

The subsidiary Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner with total sum installments until January 2014 of R$1,481. From that date the trade terms to be applied until the end of the contract on January 31, 2018, will be determined by the parties.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to AB InBev in Brazil, Canada, Argentina, and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$11,498 (R$12,721 as of September 30, 2012) and R$181,137 (R$215,875 as of September 30, 2012) as licensing income and expense, respectively.

Joint arrangements

As from January 1, 2013, in accordance with IFRS 11, Ambev has applied the equity method in replacement of proportional consolidation in joint ventures.

Joint operations continue to be proportionally consolidated.

 The following amounts represent Ambev share in these operations and have been included in the consolidated financial statements.

	09/30/2013	12/31/2012
Current assets	105,922	117,288
Non-current assets	257,134	248,931
Current liabilities	240,741	229,572
Non-current liabilities	281,644	300,898
Result from operations	32,114	35,350
Income attributable to shareholders	13,263	16,750

23. EVENTS AFTER THE BALANCE SHEET DATE

(i) On October 2013, the subsidiary Ambev received an assessment related to the goodwill amortization from Beverage Associates Holding LTD. (“BAH”) merge, a company that held an indirect interest in Quilmes. Ambev has until November 7, 2013 to present administrative appeal. Ambev considers the likelihood of loss of R $ 1.1 billion related to this assessment as possible and, therefore, has not recorded any provision for this purpose.

(ii) On October 30, 2013, Ambev S.A. obtained its registration as a public company with the Comissão de Valores Mobiliários – CVM in Brazil.  As a result and as previously disclosed, the Company will now list its shares (and respective ADSs) on the BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros and on the New York Stock Exchange, which is expected to take place during November 2013.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer